Exhibit 99.3

Annual General Meeting

1	Attendance list, quorum and adoption of the agenda

According to article 24 of the Articles of Association “The Meeting may deliberate validly only if at least half of the shares of Class A and at least half of the shares of Class B are represented”.

The Meeting is asked to adopt the agenda.

2	Nomination of a secretary and of two scrutineers

According to article 23 of the Articles of Association “The Chairperson shall appoint a secretary. The Meeting shall appoint two scrutineers”.

3	Presentation by the Chairman of the Board of Directors of the 2025 activities report of the Board of Directors

Presentation by the Chairman of the Board of Directors of the 2025 activities report of the Board of Directors.

SES, société anonyme, Château de Betzdorf, L-6815 Betzdorf	Annual General Meeting	2 April 2026

Corporate Governance & Remuneration Report SES|Annual Report 2025 | 133

Contents Corporate Governance & Remuneration Report

Operational & Strategic Report
Environmental, Social & Governance Report
Corporate Governance & Remuneration Report
Financial Statements & Accounts

Shareholder Structure

SES S.A. ('SES' or 'the Company') has been listed on the Luxembourg Stock Exchange since 1998 and on the Euronext Paris Stock Exchange since 2004. The Company has issued two classes of shares: A-shares and B-shares. Each share is entitled to one vote. One B-share carries 40% of the economic rights of an A-share. The ratio of A-shares to B-shares must be maintained at 2:1 as required by the Articles of Association.

Shareholder Structure as of December 31, 2025

SES Shareholders	Number of Shares	Voting Participation	Economic Participation
Registered shares	898,234	0.16%	0.20%
FDRs (free float) [1]	343,816,123	61.71%	77.13%
FDRs held by SES	2,558,176	0.50%	0.63%
FDRs held by SES Astra	23,952,416	4.30%	5.37%[2]
Total A Shares	**371,457,600**	**66.67%**	**83.33%**
BCEE	56,706,151	10.18%	5.09%
SNCI	56,699,076	10.18%	5.09%
Etat du Luxembourg	60,347,365	10.83%	5.42%
SES Astra	11,976,208	2.15%	1.07%
Total B Shares	**185,728,800**	**33.33%**	**16.67%**
Total shares (actual)	**557,186,400**	**100.00%**	**100.00%**
Total shares (economic)	**445,749,120**		

1. Not including FDRs held by SES and SES Astra
2. SES does not exercise voting rights.

Class A Shares

A-shares are held by private and institutional investors.

The listed security is the Fiduciary Depositary Receipt (FDR), listed on the Luxembourg Stock Exchange and Euronext Paris. Each FDR represents one A-share and carries all rights attached to that share, except the right to attend general meetings of shareholders.

To attend a general meeting, a shareholder must hold at least one registered share. Voting rights attached to FDRs may be exercised by notifying the fiduciary (Banque et Caisse d'Épargne de l'État) in accordance with the published procedure.

Class B Shares

Class B-shares are not listed. These shares constitute the company's B-shares.

Class B-Shares are held by:

- The State of Luxembourg which holds a direct 10.83% voting interest.
- Banque et Caisse d' Épargne de l'État (BCEE) and Société Nationale de Crédit et d'Investissement (SNCI) which each hold a direct 10.18% voting interest.

A B-share has 40% of the economic rights of an A-share or, in case the company is dissolved, is entitled to 40% of the net liquidation proceeds paid to a-shareholders. The B-shares are not listed on any exchange and do not back a tradable security.

SES | Annual Report 2025 | 135

Restrictions on Ownership No A-shareholder may hold, directly which may oppose the acquisition or indirectly, more than 20%, 33% within three months from such or 50% of the Company’s shares information if it determines that such unless such shareholder has obtained acquisition would be against the prior approval from the meeting of general public interest. shareholders in accordance with the Investor Relations procedure described here below. If no objection is raised, from the Such limit shall be calculated by government of Luxembourg the A dedicated Investor Relations taking into account the shares of all board will convene an extraordinary (IR) function reports to the classes held by an A-shareholder, shareholders’ meeting to decide at a Chief Financial Officer and shareholder or a potential shareholder majority provided for in article 450-3 works closely with the Chief Executive Officer and Chief who envisages to acquire by whatever of the Luxembourg Law of 10 August Financial Officer. Its purpose means, directly or indirectly, more 1915 on commercial companies, as is to develop and coordinate than 20%, 33% or 50% of the shares amended, to authorize the demanding the group’s external financial of the Company (a ‘demanding party to acquire more than 20%, 33% communications and party’) must inform the chairperson or 50% of the shares. If the demanding interactions with equity and of the board of such intention. The party is a shareholder, they may attend debt investors, investment analysts, credit rating agencies, chairperson of the Board will inform the meeting and be counted for the financial journalists and other the Luxembourg Government, quorum, but may not vote. external audiences, to monitor stock market developments, and to provide feedback and recommendations to the Senior Information Exchange Regarding Leadership Team. Corporate Governance The Head of Investor Relations is responsible for the definition The Company ensures transparent documents such as the Articles and execution of SES’s active communication with its shareholders of Incorporation, the Corporate Investor Relations program through the corporate governance Governance Charter (including the and participation in investor section of its website and through charters of the board’s committees) conferences and similar events. Investor Relations the dedicated e-mail address and the separate sections on the also works closely with the shareholders@ses.com. In line with composition and responsibilities of the Chief Legal Officer to ensure Luxembourg law, shareholders may board of directors, its committees and that the group’s external receive all corporate documentation, the Senior Leadership Team (‘SLT’). communications are compliant including materials for shareholder with all applicable legal and meetings, in electronic format. The website also contains the SES regulatory requirements. Code of Conduct and Ethics, the SES The SES Investor Relations team The SES website provides regularly Dealing Code, the financial calendar will be pleased to assist existing updated information, including the and any other information that may or potential shareholders with latest version of the main governance be of interest to the shareholders. any questions they may have in relation to SES. Further, the SES IR section of the website contains information on all recent financials, analyst coverage, financial calendar and Company news, and is updated on a regular basis. SES | Annual Report 2025 | 136

Chairperson’s Report on Corporate Governance The Company adheres to the ‘Ten Principles of Corporate Governance’ adopted by the Luxembourg Stock Exchange (its home market), as last revised in January 2024. SES complies fully with all the recommendations made by those principles. SES also complies with the governance rules for companies listed in Paris, where the majority of the trading of SES FDRs takes place. In the instance of conflicting compliance requirements, SES follows the rules of the home market. The Annual General Meeting of Shareholders Under Luxembourg company law, of the AGM, including the time of the Company’s annual and / or the meeting and the agenda, at least extraordinary general meetings 30 days prior to the meeting. Holders represent the entire body of of the company’s FDRs are represented Organization Principles shareholders of the Company. at the meeting by Banque et Caisse They have the widest powers, and d’Épargne de l’État acting as fiduciary. The Company was established resolutions passed at such meetings Each FDR represents one A-share. as a Societé Anonyme in are binding upon all shareholders, If a holder of FDRs wishes to attend Luxembourg on March 16, 2001 under the name SES Global. On whether absent, abstaining from voting the AGM of shareholders in person, November 9, 2001, SES became or voting against the resolutions. that shareholder needs to convert the parent company of SES at least one FDR into an A-share ASTRA S.A. (SES ASTRA) which The meetings are presided over by prior to the AGM. was originally incorporated the chairperson of the board or, in in 1985. A copy of the latest their absence, by one of the vice Notice of the meeting and of the version of SES’s articles of incorporation is available in the chairpersons of the board or, in proposed agenda is also published corporate governance section of their absence, by any other person in the media that can reasonably be the Company’s website. appointed by the meeting. Any expected to effectively disseminate the shareholder who is recorded in the information to the public throughout Company’s shareholder register the European Economic Area. The 14 days before the meeting is fiduciary circulates the draft resolutions authorized to attend and to vote to both international clearing systems, at the meeting. A Class A-shareholder Clearstream and Euroclear, allowing may act at any meeting by appointing FDR holders to give their voting a proxy (who does not need to be instructions to the fiduciary in time for a Class A-shareholder). the meeting. At the same time, the draft resolutions are made available on The annual general meeting (AGM) the Company’s and on the fiduciary’s is held on the first Thursday in April website. Unless the fiduciary has at 10:30 am CET. Each registered received specific instructions from shareholder receives written notice the FDR-holder, the fiduciary votes in SES | Annual Report 2025 | 137

The General Meeting represents all shareholders and holds the Company’s highest decision-making authority. favor of the proposals submitted by It may then deliberate regardless of the board. One or more shareholders the number of shares represented. owning together at least 5% of the share capital of SES may (i) request The proceedings are mostly held in that one or more items are added English, but a French translation is to the agenda of any meeting of provided by the Company. An English shareholders, provided that such item version of the AGM minutes and the is accompanied by a justification or a results of the shareholders’ votes are draft resolution to be adopted in the published on the SES website within meeting, or (ii) table draft resolutions 15 days of the AGM. for items included or to be included on the agenda of the meeting and indicate Except where Luxembourg law or the postal or electronic address of the articles of association provide the sender. Such request needs to be otherwise, resolutions are adopted made in writing (via mail or e-mail) by a simple majority of votes cast. and received no later than the twenty-second day preceding the AGM. The In 2025, the AGM was held on April written request must include a contact 3 at the Company’s headquarters in address to which the Company can Betzdorf. Shareholders were invited confirm receipt within 48 hours from to send their questions ahead of the the receipt of the request. meeting, although additional questions were asked during the meeting. At the No later than fifteen days preceding AGM 343,231,054 out of 371,457,600 the AGM, the Company then publishes Class A shares and 173,752,592 out of a revised agenda. The meeting may the 185,728,800 Class B shares were deliberate validly only if at least half present or represented at the meeting, of the A-shares and at least half representing 92,78% of the Company’s of the B-shares are represented. If share capital. The 3,882,497 FDRs the required quorum is not reached, held by the Company the 23,952,416 the meeting will be reconvened in FDRs held by SES ASTRA and the accordance with the form prescribed 11,976,208 Class B shares held by by the articles of incorporation. SES ASTRA, are not included. SES | Annual Report 2025 | 138

Board of Directors and Committees The board of directors is entrusted with inter alia, business plan, the consolidated annual budget of the the following responsibilities: Company and the management report for submission • defining the Company’s strategic objectives and to the meeting of shareholders; approving its overall corporate plan; • approving major investments; and, • approving, upon proposal by the Senior Leadership • the responsibility towards shareholders and third parties Team, the annual financial statements of the Company, for the management of the Company while delegating the annual consolidated financial statements and the day-to-day management to the Senior Leadership Team appropriation of results, the Group’s medium-term in accordance with the Company’s internal regulations. Composition of the Board of Directors Frank Esser was appointed as several managerial positions with a director on February 11, 2020 Mannesmann group. He also serves and elected as chairperson of the as vice chairperson of Swisscom. board on April 2, 2020. He was He serves on the Nomination and re-elected as chairperson on April 7, Governance Committee and on the 2022. He previously served as Remuneration Committee of SES. chairperson and CEO of SFR, Mr. Esser holds a PhD in Managerial the leading private French Economics and an M.Sc. in Economics, telecommunications operator. both from the University of Cologne. In this capacity, he also served as a board member of Vivendi Group. Mr. Esser is a German national and Prior to joining SFR, Mr. Esser held qualifies as an independent director. Frank Esser Chairperson of the board Mr. van Bommel was appointed as a Board of the Faculty of Economics director on April 2, 2020 and elected and Business at the University of as vice-chairperson of the board on Amsterdam and Chair of the EMFC April 7, 2022. Mr. van Bommel served Curatorium of the Amsterdam as Chief Financial Officer and member Business School. In the past, he of the Board of Management of ASM served as a director of several other International from August 2010 until listed companies, including KPN May 2021. He has more than twenty in The Netherlands. years of experience in the electronics and semiconductor industry, having He is chairperson of the Audit and spent most of his career at Philips Risk Committee and a member of the which he joined in 1979. Remuneration Committee of SES. Peter van Bommel Vice-chairperson of the board He currently chairs the boards of Mr. van Bommel holds an M.Sc. in and chairperson of the Audit Aalberts N.V. and Nedap N.V., and Economics from Erasmus University and Risk Committee also serves on the board of the in Rotterdam. Bernhoven Foundation and the Tom Tom Continuity Foundation. In addition, Mr. van Bommel is a Dutch national and he is a member of the Advisory qualifies as an independent Director. SES | Annual Report 2025 | 139

Operational & Strategic Report
Environmental, Social & Governance Report
Corporate Governance & Remuneration Report
Financial Statements & Accounts



Anne-Catherine Ries
Vice-chairperson of the board and chairperson of the Nomination and Governance Committee

Ms. Ries was appointed as a director on January 1, 2015 and elected as vice-chairperson of the board on April 4, 2019. She was re-elected as vice-chairperson on April 7, 2022.

Ms. Ries currently serves as First Government Advisor to the Prime Minister of Luxembourg, in charge of media, telecom and digital policy. Prior to this appointment in 2019, she played a key role in developing Luxembourg's technology and digital innovation ecosystem, notably through the launch of the "Digital Luxembourg" initiative in 2014.

Ms. Ries holds a law degree from the University of Paris II and the University of Oxford, as well as postgraduate LL.M degree from the London School of Economics.

Ms. Ries is the chairperson of the Nomination and Governance Committee and a member of the Remuneration Committee of SES.

Ms. Ries is a Luxembourg and French national. She does not qualify as an independent director because she represents a significant shareholder.



Fabienne Bozet
Director

Ms. Bozet was co-opted as a director on February 24, 2023 and her appointment was confirmed at the Annual General Meeting of shareholders on April 6, 2023.

Ms. Bozet also serves as a board director and member of the Audit and Risk Committee and Remuneration Committee at Herstal Group, a leader in defense and security and in Detaille aux Prés, a family-owned business. Until the end of 2022, she was CEO and board member delegated to daily management of Circuit Foil, a leading copper foil producer. She has also served as board member of IEE S.A.

Ms. Bozet is an active member of Women on Board and the Luxembourg Institute of Governance ('ILA'). Ms. Bozet holds a Master in Business Engineering from HEC Liège.

She is a member of the Audit and Risk Committee.

Ms. Bozet is a Belgian national and qualifies as an independent director.



Joseph C. Cohen
Director

Joseph C. Cohen was co-opted as a Director in September 2025 and his appointment will be submitted for shareholders approval at the General Meeting on April 2, 2026.

Mr. Cohen is a seasoned board member, with over 40 years of experience in corporate finance, M&A, and private equity, having served on numerous boards of private and public companies across sectors, including telecom, financial services, consumer goods and healthcare, with a 40-year career in corporate finance, M&A, and private equity. c. Mr. Cohen has co-founded Trilantic Europe (formally Trilantic Capital Partners) in 2009, previously having evolved as Managing Director of Merchant Banking and Private Equity at Lehman Brothers. Today, Trilantic Europe is a fund of approximately EUR 2.5 billion, principally focused on mid-market deals in Continental Europe, but also has a history of investing into the satellite sector. He is currently at Trilantic Europe where he continues to act as Joint Founding Partner.

Mr. Cohen holds a B.Sc. in Economics, Accounting and Finance from the London School of Economics & Political Science. Mr. Cohen is a British national and qualifies as an independent director.

SES | Annual Report 2025 | 140

Operational & Strategic Report
Environmental, Social & Governance Report
Corporate Governance & Remuneration Report
Financial Statements & Accounts



Carlo Fassbinder
Director

Mr. Carlo Fassbinder was appointed as director on April 7, 2022. He has 25 years of experience in taxation, finance and accounting and has acted as Director of Tax at the Ministry of Finance since 2017, advising the Finance Minister on tax policy and treaties and assisting in the preparation of the Council meeting (ECOFIN). From 1997 to 2017 he worked in the tax department of BGL BNP Paribas where he became Head of Tax Retail & Corporate Banking in 2011. Mr. Fassbinder is also a board member of Société Electrique de l'Our. He holds a Maîtrise en droit des affaires from Robert Schuman University in Strasbourg and a Magister Legum (LL.M.) in Tax Law from Ludwig Maximilians University, Munich.

Mr. Fassbinder is a member of the Audit and Risk Committee of SES.

Mr. Fassbinder is a Luxembourg national and does not qualify as an independent director because he represents a significant shareholder.



Ellen Lord
Director

Ellen Lord was elected as a director on April 3, 2025. She served as Under Secretary of Defense for Acquisition and Sustainment at the United States Department of Defense from 2017 to 2021. From 1984 to 2017 she was part of Textron, Inc., one of the world's best known multi-industry companies recognized for its powerful brands such as Bell, Cessna, Beechcraft, E-Z-GO, Arctic Cat and many more where she held various positions including President and CEO of Textron Systems from 2012 to 2017. She is a director of Parsons Corporation and AAR Corp., both listed companies. She also sits on the board of non-listed entities Exiger LLC, LightRidge Solutions and Rebellion Defense in addition to acting as an advisor to John Hopkins University Applied Physics Laboratory, MIT Lincoln Laboratory, the National Defense Industrial Association Emerging Technology Institute and defense tech companies.

Ms. Lord holds a B.A. in Chemistry and Biology from Connecticut College and an M.S. in Chemistry from the University of New Hampshire.

Ms. Lord is a member of the Remuneration Committee of SES.

Ms. Lord is a US national and qualifies as an independent director.



Françoise Thoma
Chair of the Remuneration Committee

Ms. Thoma became a director on June 16, 2016. Ms. Thoma is President and Chief Executive Officer of Banque et Caisse d'Epargne de l'Etat, and a member of the Boards of Directors of Cargolux International Airlines S.A., Luxair S.A., the Luxembourg Stock Exchange and of Enovos Luxembourg S.A. She was a member of the Luxembourg Council of State from 2000– 2015 and holds a PhD in Law from the Université de Paris II Panthéon-Assas and an LL.M. from Harvard Law School. Ms. Thoma is the Chairperson of the Remuneration Committee and a member of the Audit and Risk Committee of SES.

Ms. Thoma is a Luxembourg national. She is not an independent director because she represents a significant shareholder.

SES | Annual Report 2025 | 141

John Shaw was elected as a director multiple advanced degrees, including: on April 3, 2025. He is a former • M.Sc. in Aeronautics and Deputy Commander of United Astronautics (University of States Space Command and the Washington) first Commander of the USSF Space • M.A. in Organizational Management Operations Command. During his 33 (George Washington University) years in the U.S. Air Force and U.S. • M.S. in Military Operations Arts and Space Force, he served in a variety Sciences (USAF Air Command and of air and space operations and staff Staff College) positions, from Silicon Valley to Europe, • M.S. in National Security Strategy and commanded at the squadron, (National War College). group, wing, and numbered air force John Shaw levels, including as Commander of John Shaw is a member of the Director the 14th Air Force and Combined Nomination and Governance Forces Space Component Command. Committee of SES. Gen. Shaw has more than 34 years of experience in national security John Shaw is a US national and and aerospace engineering. He holds qualifies as an independent director. Ms. Wehr-Seiter was appointed as positions in strategy consulting and a director on January 1, 2015. She engineering. She serves as a director currently serves as a Managing of Bellevue Group and several non-Director of BIP Investment Partners listed corporations. Mrs. Wehr-Seiter SA and a Managing Director/Partner holds an MBA from INSEAD and an of BIP Capital Partners. Prior to M.Sc. in Mechanical Engineering from joining BIP, she served as a Principal the Technical University of Chemnitz. at global investment firm Permira and worked also as an independent Ms. Wehr-Seiter is a member of the strategy consultant and Senior Audit and Risk Committee and of the Advisor to international private Remuneration Committee of SES. equity group Bridgepoint. Katrin Wehr-Seiter Ms. Wehr-Seiter is a German Director She started her professional career national and qualifies as an at Siemens AG where she held various independent director. SES | Annual Report 2025 | 142

Operational & Strategic Report
Environmental, Social & Governance Report
Corporate Governance & Remuneration Report
Financial Statements & Accounts

In accordance with internal regulations adopted by the board, at least one-third of the board members must be independent directors. A director is considered independent if they have no relationship with the Company or its management that may impact their judgment.

Independence for these purposes is defined as:

- not having been an employee or officer of the company over the previous five years;
- not having had a material business relationship with the company over the last three years; and
- not representing a significant shareholder holding more than 5% of the voting shares directly or indirectly.

As of December 31, 2025, seven (70%) directors are considered independent: Fabienne Bozet, Joseph C. Cohen, Frank Esser, Ellen Lord, John Shaw, Peter van Bommel, and Katrin Wehr-Seiter.

As of the same date three (30%) directors proposed by B-shareholders are not considered independent as they represent significant shareholders owning more than 5% of the Company's shares: Carlo Fassbinder, Anne-Catherine Ries, and Françoise Thoma.

Mission and Composition of the Board

As of December 31, 2025, the board of SES is composed of 10 non-executive directors, 5 of whom are female (50%). Mr. Kaj-Erik Relander, who became a director on April 6, 2017, informed the board of directors of his resignation on July 30, 2025. In the event of a vacancy on the board, the remaining directors may, upon a proposal from the Nomination and Governance Committee and on a temporary basis, fill such a vacancy by a majority vote. In accordance with the Company's articles of association, Mr. Joseph C. Cohen was co-opted on September 25, 2025. His appointment will be submitted for definitive approval at the next Annual General Meeting (AGM), and he will complete the term of the director whose seat became vacant.

All current directors were appointed by the AGMs in the past three years. In addition, Mr. Jacques Thill who was appointed as a director on December 2, 2021 and approved by the AGM on April 8, 2022, informed the board of directors of his resignation, effective on December 31, 2025.

The mandates of the current directors will expire at the AGMs of April 2026, 2027, and 2028 respectively. A director may also be revoked at any moment by the shareholders as there is no notice period. The maximum tenure on the board is limited to 12 years, and the age limit is 72 years. Any director reaching this age during their mandate will resign at the AGM following that date. The average age of the board was [58.1] years. In accordance with the Company's articles of association, two-thirds of the board members represent the holders of A-shares and one-third of the board members represent the holders of B-shares.

Employees are represented on the board of directors of SES ASTRA S.A. as the holder of the State concession in accordance with applicable legal provisions. As part of a voluntary arrangement, the SES ASTRA board delegates one observer, chosen from among the employee representatives, to the SES board.

Mathis Prost was the Secretary to the board of directors until July 31, 2024. Evgenia Paliy was appointed as Secretary to the Board as of November 25, 2025.

The Nomination and Governance Committee considers professional background, experience, and geographical background. In assessing professional background and experience, the Nomination and Governance Committee will consider various criteria including but not limited to (i) international executive, management, board or professional experience, (ii) experience in, and knowledge of, the satellite or adjacent similar industries, (iii) video and data product knowledge, and (iv) financial, tax, legal, regulatory, compliance, cyber-security, technology, human resources and ESG expertise.

SES | Annual Report 2025 | 143

Rules of Governance The board of directors meets as any of its wholly controlled operating required by the Company’s business, subsidiaries with a shareholder and at least once per quarter. It can owning at least 5% of the shares only validly deliberate if a majority of the Company, directly or indirectly, of the directors are present or is subject to a prior authorization represented. Resolutions of the board by the board. are adopted by a simple majority of votes cast by directors present or In 2025 the Company provided represented, excluding abstentions. services to one shareholder The chairperson does not have a owning at least 5% of company’s casting vote. shares. The services related to the provision of communication Any material contract proposed to services by the Company to the be entered into by the Company or State of Luxembourg. Board Governance Structure & Committees The Audit and Risk Committee The Remuneration Committee Board meetings and their The Audit and Risk Committee assists The Remuneration Committee assists agendas are prepared in the board in carrying out its oversight the board in the determination of the close cooperation between responsibilities in relation to corporate remuneration of members of the Senior the chairperson, the vice-chairpersons, the CEO, the CFO external policies (including dividend, tax Leadership Team and advises on the and the Secretary to the Board and treasury policies), risk management, overall remuneration policies applied of Directors. The board oversees internal control systems, internal throughout the Company. It acts as and supervises the activities of and external audit and financial and administrator of the Company’s the Senior Leadership Team. regulatory reporting practices. It further equity-based compensation plans. proceeds to the evaluation of potential deals, including financial due diligence, Nomination and Governance risk assessment and financing options Committee before submission to the board. It has The Nomination and Governance an oversight function and provides a Committee identifies and proposes SES currently has three board link between the internal and external suitable candidates for the board of advisory committees. The auditors and the board. It also defines directors, for election by the AGM committees consist of up to and proposes to the Board the ESG of shareholders. The Nomination six members, at least a third of whom are independent targets of the Company and monitors and Governance Committee will board members in line with progress towards the accomplishment consider proposals submitted by the SES’s internal regulations. The of those targets and compliance shareholders the Board and the Chief committees assist the board with the reporting requirements. Executive Officer. It also identifies in specific matters as defined Starting 2024, it has reviewed and and proposes suitable candidates for in the relevant committee recommended to the board the double the SLT. This Committee furthermore charters. The committees have an advisory role and issue materiality assessment of the Company. analyses the outcome from the board recommendations to the board In 2025, the CapEx Task Force has been self-assessments, defines action items but do not take any decisions. created as an advisory sub-committee and reviews the corporate governance to the Audit and Risk Committee. documents accordingly. SES | Annual Report 2025 | 144

Operational & Strategic Report
Environmental, Social & Governance Report
Corporate Governance & Remuneration Report
Financial Statements & Accounts

Activities of the Board of Directors in 2025

With respect to the Company's corporate governance, the board and the committees have undergone a thorough self-assessment in 2025 with the assistance of an external expert consultant on corporate governance matters. The SES board has defined a number of actions arising from the assessment. In line with best practice and as an outcome of the most recent board evaluation exercise certain board meetings conclude with a restricted session, without the presence of management.

The board of directors held six regular in-person meetings, two, extraordinary remote board meetings, with an attendance rate of more than [•]%, allowing remote attendance for board members unable to attend in person on an exceptional basis. The directors also passed [•] 1 circular resolutions in 2025. The main activities of the board in 2025 included:

- approval of annual accounts
- approval of the 2024 audited annual accounts and the financial results for the first half of 2025;
- approval of the dividend submitted to the shareholder meeting in 2025 and approval of the interim dividend paid in October 2025;
- continuation and conclusion of the share buy-back program of up to EUR 150 million;
- approval of company's mid-term strategy;
- approval of the final version of the 2026 Budget and the 2027–2028 Business Plan;
- approval of the purchase of the Intelsat Group and related financings and the registration of SES as a Foreign Private Issuer with the Securities and Exchange Commission in the U.S.A.;
- approval of an internal transformation program within SES;
- approval of the ESG-related double materiality impacts, risks and opportunities;
- review and endorsement of the SES-Intelsat integration process, including updates on synergy realization, organizational readiness and timeline to closing.
- review and approval of SES Senior Leadership Team selection and remuneration following the Intelsat acquisition
- review and strategic discussion of the next generation MEO strategy, aimed at SES's future space-network competitiveness and infrastructure transformation.
- approval of a USD 20 million strategic investment in Lynk Global (Series B round) and continued negotiations with AST regarding a commercial D2D agreement.
- review of major operational updates, including mPOWER performance, IRIS² progress, and SES's competitive positioning.

The board was regularly updated on the development of major projects, and it noted updates on the Company's risk management report on a quarterly basis. The Senior Leadership Team regularly informed the board about the group's activities and financial situation, and the board oversaw the execution notably of (i) the Strategy Plan (including the ESG strategy), (ii) the 2025 business objectives, (iii) the O3b mPOWER program, (iv) the Company's continued transformation program, (v) the new organizational structure and (vi) the progress towards the completion of the Intelsat acquisition.

At each meeting, directors received a report on ongoing matters and the chairpersons of the committees set up by the board present a report on the latest developments discussed in those committees.

In addition, a Business Report and an internal SES Inside Report were distributed to the members of the board on a regular basis.

SES | Annual Report 2025 | 145

Operational & Strategic Report
Environmental, Social & Governance Report
Corporate Governance & Remuneration Report
Financial Statements & Accounts

Advisory Committees of the Board 2025 – Composition and Activity

Chair of the board: Frank Esser			
Vice-chairs of the board: Anne-Catherine Ries, Peter van Bommel			
Audit & Risk Committee	**Remuneration Committee**	**Nomination and Governance Committee**	**Secretary to the Board of Directors**
Chair: Peter van Bommel	**Chair:** Françoise Thoma	**Chair:** Anne-Catherine Ries	Evgenia Paliy (from November 25, 2025)
Fabienne Bozet	Peter van Bommel	Frank Esser	Aaron Shourie (from September 25, 2025 until November 25, 2025)
Joseph C. Cohen	Frank Esser	Jacques Thill (until December 31, 2025)	Thai Rubin (from July 30, 2025 until September 25, 2025)
Carlo Fassbinder	Ellen Lord	John Shaw	Mathis Prost (until [June 12, 2025])
Françoise Thoma	Anne-Catherine Ries		
Katrin Wehr-Seiter	Katrin Wehr-Seiter		
Meetings and attendance rate in %			
4 meetings 100%	5 meetings 100%	6 meetings 100%	

Activities of the Committees in 2025

The Audit and Risk Committee

- Reviewed the 2024 financial results before their submission to the board and their subsequent approval by the shareholders at the statutory AGM.
- Reviewed the H1 2025 financial results of the Company.
- Reviewed the Company's statement on internal control systems prior to its inclusion in the annual report, approved the internal audit plan, and received bi-annual updates on the internal audit activities and on the follow-up of the major recommendations. It also reviewed the 2024 PwC Management Letter.
- Proposed to the board and to the shareholders to appoint PwC as external auditor for 2025 including the proposed compensation.
- Received quarterly updates on risk management from the SES risk management committee, on cyber security and was briefed on ongoing legal, compliance and whistleblowing matters.
- Received updates on Company's internal control–related matters, including legal and ESG targets, double materiality topics, performed a gap assessment and monitored the ESG strategy implementation.
- Reviewed the Company's 2026 budget and 2027-2028 Business Plan.
- Creation of the CapEx Task Force under the Audit and Risk Committee.

After each meeting, the board is briefed in writing about the work of the Audit and Risk Committee.

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The Remuneration Committee The Nomination and • Determined the bonuses and the Governance Committee vesting of performance shares • Continued focus on board and allocated to the members of the SLT committees assessment, following for their performance in 2024. up on 2024 action plan, to ensure • Adopted the 2025 strategic business an appropriate level of expertise objectives, which are used as one and engagement. element in the determination of 2025 • Discussed the renewal of existing bonuses for SLT members. directors and the appointment • Reviewed and proposed the of new directors, conducted remuneration packages for the interviews and proposed to the SLT, as well as share ownership board a list of candidates for obligations of the SLT. election by the shareholders • Reviewed and proposed the 2025 in April 2026. long-term incentive (LTI) grants for • Discussed the new SES SLT members. organizational structure and was • Reviewed and proposed changes to involved in its implementation in the metrics of performance-based close cooperation with the CEO. LTI grants, introducing additional Proposed the make-up of the SLT financial vesting criteria. to the board after Intelsat acquisition. • Removed ESG modifier from • Reviewed talent management, performance-based LTI grants, in SLT development and succession compliance with shifting regulations. planning framework, ensuring an CO2 emissions targets to be actionable roadmap is in place for reintroduced after post-acquisition 2026, driving business continuity organizational baseline is established and strong talent foundation. • Reviewed and proposed • Initiated CEO-succession long-term remuneration for the Board of planning with the CEO and CHRO. Directors, introducing additional compensation for US based After each meeting, the board Directors in recognition of is briefed in writing about the additional travel days. work of the Nomination and • Proposed to review and adjust the Governance Committee. Remuneration Policy. The proposal has been approved by the board and by the Annual General Meeting of shareholders. After each meeting, the board is briefed in writing about the work of the Remuneration Committee. SES | Annual Report 2025 | 147

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Senior Leadership Team

The SES Senior Leadership Team ('SLT'). The SLT is in charge of the daily management of the group. It is mandated to prepare and plan the overall policies and strategies of the company for approval by the board and to execute decisions taken by the board. It functions as a collegial body.

Members of the SLT are appointed by the Board of Directors upon a proposal from the Nomination and Governance Committee. Currently, the SLT as appointed by the Board of Directors is composed of:



Adel Al-Saleh
CEO

With more than 30 years of experience working in senior management roles at leading IT and telecom-unication companies, Adel Al-Saleh was appointed Chief Executive Officer on February 1, 2024.

Adel joined SES from T-Systems, the IT subsidiary of leading European Telecommunication provider Deutsche Telekom, where he was CEO since 2018. He was also a board member of Deutsche Telekom. Before that, he was the CEO for Northgate Information Solutions (NIS) Group from 2011-2018. Adel also held a variety of senior leadership roles at IMS Health and IBM for the first 25 years of his professional life.

Adel graduated from Boston University with a Bachelor of Science degree in Electrical Engineering and holds a Master of Business Administration from Florida Atlantic University.

Adel is a US and UK national.



Elisabeth A Pataki
Chief Financial Officer

Elisabeth Pataki joined SES as the Chief Financial Officer in June 2025 and is responsible for SES's financial operations globally.

With over 20 years of multi-industry experience in corporate finance spanning aerospace and defence, semiconductor and electronics, Elisabeth brings a strong track record of business integration, transformation, corporate governance, and progressive financial strategy. Before joining SES, Elisabeth held leadership roles within several multi-national companies based in the US, France, and Switzerland, including Raytheon, EF Education First, and Aerojet Rocketdyne. Additionally, she held the Group CFO position for Swiss- listed company, Comet Group.

Elisabeth holds a Bachelor of Science degree in Finance and Spanish from the Carroll School of Management at Boston College. She also holds a Master of Business Administration with a focus on Finance from The Wharton School of the University of Pennsylvania.

Elisabeth is a US national.

SES | Annual Report 2025 | 148

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Adam Levy
Chief Operations & Engineering Officer

Adam Levy drives the end-to-end delivery of SES' services, ensuring operational excellence and high-performance, future-proof network solutions as the Chief Operations & Engineering Officer.

Before SES, Adam was at Intelsat for over two decades, shaping the company's global technology landscape. He led software engineering, application development functions, and commercial aero development and operations, overseeing the design and execution of scalable, mission-critical systems that support the company's largest and most complex clients.

Prior to this, he worked as a software engineer at various organizations, including Visual Networks, RDA Consultants, and Aether Technologies. He is a Board Member of Genesys Works NCR and is dedicated to a globally inclusive workplace.

Adam earned a Bachelor of Science in Computer Science from the University of Maryland at College Park and is a US citizen.



Dr Xavier Bertrán
Chief Product and Innovation Officer

Dr Xavier Bertrán is the Chief Product and Innovation Officer at SES and drives a future-proof product vision aligned with strategic business priorities for innovation and growth.

Xavier joined SES in 2022 as Senior Vice President to lead European Programs that included strategic projects with the European Commission, European Space Agency, and other New Space initiatives. Prior to SES, he was at Airbus for over 20 years where he held several executive positions amongst which in Product Strategy, Upgrade Services, Diversification Programs, Airbus ATR SAS and across the Airbus Commercial Aircraft, Defence and Space divisions. Before joining SES, Xavier also served as a Member of the Board of Directors of several companies including Airbus Interior Services S.A.S, ATR GIE, KID Systeme GmbH and Skytra Ltd.

Xavier earned a doctorate in Mechanical Engineering from the University of Technology (RWTH) in Aachen and a Global Executive MBA from the IESE Business School in Barcelona.

Xavier is a British, German and Spanish citizen.



Michael DeMarco
President Aero Vertical

Michael DeMarco is SES's President Aero Vertical and drives commercial activities in SES's dynamic aviation connectivity vertical.

Before this, Michael was with Intelsat for about 25 years, beginning with PanAmSat in 2000 as Business Manager and assuming successive senior leadership positions in the following years. Prior to that, he was at Bresnan Communications, a US cable television operator. As a senior leader with deep domain expertise in the telecommunications and satellite industry, he is driving customer-centric growth and commercial strategy, supporting long-term value creation across evolving market landscapes.

Michael holds a BS and MBA in Finance from Fairfield University in Connecticut and he has held several board positions within the Satellite Communications industry.

Michael is a US citizen.

SES | Annual Report 2025 | 149

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Deepak Mathur
President Media Vertical

Deepak Mathur is President of the Media Vertical at SES, driving commercial successes for SES's global video business with his broad industry expertise.

Having joined SES in 2006, Deepak has held several leadership roles, including EVP of Strategic Markets, where he expanded SES's footprint in key markets including India, East Africa and Latin America, as well as EVP of Global Sales at SES Video.

Before joining SES, Deepak was Managing Director at Americom-Asia Pacific, a GE and Lockheed Martin joint venture, where he developed strategic markets across Asia. He also held leadership and sales roles at Echostar, NagraVision, and Loral, and currently serves on the board of directors at YahLive, a joint venture between SES and YahSat.

Deepak earned a Bachelor's Degree from Knox College in Illinois, a Master's in International Management from the University of Denver, and has completed the Advanced Management Program at Harvard Business School.

Deepak is a Luxembourgish and Indian citizen.



Jean-Philippe Gillet
President Fixed and Maritime Vertical

Jean-Philippe Gillet is President of the Fixed and Maritime Vertical at SES and drives game-changing guest connectivity and product innovation to major cruise operators.

Jean-Philippe is a seasoned telecommunications executive with over two decades of leadership experience in the industry. He joined Intelsat in 2003 and held several key leadership roles, including Vice President and General Manager of the Networks Business Unit and Vice President of Sales for Europe, the Middle East, and Africa. His strategic vision and customer-centric approach have been instrumental in expanding the company's global footprint and delivering innovative connectivity solutions across diverse markets.

Prior to this, Jean-Philippe held senior sales roles at GlobeCast North America, a France Telecom Group company, and began his career at Orange.

He holds a Master of Science in Information Technology from SKEMA Business School and a Bachelor's degree in Computer Science from SUPINFO in France.

Jean-Philippe is a French and British citizen.



Nihar Shah
Chief Strategy Officer

Nihar Shah is SES's Chief Strategy Officer, driving strategic clarity and unlocking long-term business value for the organization.

Having joined SES in 2006, Nihar has held various progressive managements roles in Market Research & Analysis, and Strategic Market Development. Nihar was also part of the SES team that evaluated the company's investment into O3b Networks, defining SES's successful diversification strategy to global network services.

Prior to SES, he worked for several years in consulting for the commercial and government space sector, and has lived and worked in India, the US and The Netherlands. Nihar holds a BA in Economics, an MA in International Space & Technology Policy from George Washington University, and a Joint MBA from Georgetown & ESADE.

Nihar is a US citizen.

SES | Annual Report 2025 | 150

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Aaron Shourie
Chief Legal Officer

Aaron Shourie is SES's Chief Legal Officer, driving legal and regulatory strategy, governance and compliance.

Before this, Aaron served as Senior Vice President and Deputy General Counsel at Intelsat, where he oversaw commercial, regulatory and corporate legal functions. He also held positions as Vice President, Deputy General Counsel and Vice President of Commercial Legal Affairs, overseeing the legal and regulatory aspects of the acquisition of Gogo Commercial Aviation. Prior to Intelsat, Aaron worked at Sheppard Mullin Richter & Hampton LLP as Special Counsel from September 2016 to September 2018. Aaron worked for SES for 12 years from 2004 – 2016 in Princeton, N.J. and Luxembourg, serving as vice president in various roles.

Aaron holds a Juris Doctor from The George Washington University Law School and a Bachelor of Science in Accounting from the University at Albany following a college preparatory education at Stuyvesant High School.

Aaron is a US citizen.



Greg Orton
Chief Integration, Transformation & Development Officer

Greg Orton is the Chief Integration & Transformation Officer at SES, leading multiple high-impact teams and programs that collectively drive the company's transformation agenda, post-merger integration, corporate development, and commercial effectiveness.

Greg joined SES in 2014 and went on to hold several corporate development management roles across various departments and geographies, overseeing the acquisition and consolidation of DRS Global Enterprise Solutions and more recently the acquisition of Intelsat.

Prior to SES, Greg worked for Solaris Mobile, FL Partners, and BDO Ireland where he held diverse roles in Corporate Finance, Corporate Investment and Financial Advisory.

Greg holds an M.Sc. in Economics & Finance from University College Dublin, and a B.A. in Finance from Lindenwood University, U.S.A. He also holds a Professional Diploma in Accounting from Dublin City University and is a Chartered Accountant of the Institute of Ireland.

Greg is an Irish national.



Veronika Ivanovic
Chief Human Resources Officer

Veronika Ivanovic is the Chief Human Resources Officer and drives our people strategy to empower a future-ready organization.

Prior to joining SES in 2024, Veronika has over 25 years of leadership experience in HR, having worked with large blue-chip companies. Veronika managed a comprehensive HR function at Ericsson where she developed and executed strategic plans that supported the company's business transformation and culture change. Veronika's experience includes over 15 years in the financial sector, working for GE Capital in multiple countries, and 10 years in the technology sector with global B2C and B2B companies including Ericsson and Vodafone.

Veronika holds an MSc in Accounting and Finance and an MSc in Strategic HR Management from Sheffield Hallam University.

Veronika is a Czech and British national.

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Responsibilities of the Senior Leadership Team tl The Board delegates to the certain specific thresholds defined Senior Leadership Team the daily by the board. The SLT informs the management of the Company as well board at its next meeting of each 0[1 as the representation towards third such increase. parties in relation to such function • approve intra-group transactions, within the meaning of article 441- irrespective of the amount, if they 10 of the Luxembourg Company are consistent with the consolidated The CEO organizes the Law as amended from time to time. annual budget of the company, as work of the SLT and 19 Corporate Governance Charter. well as specific transactions with coordinates the activities Furthermore, the Board mandates third parties provided that the cost to of its members, who the SLT with the preparation and SES does not exceed EUR 10 million report directly to him. planning of: (i) overall policies and per transaction. It informs the board In order to facilitate the strategies of the Company; and (ii) at its next meeting of each such decisions exceeding the framework of transaction, it being understood that implementation by the daily management for discussion and the aggregate amount for all such board of its overall duty decision by the Board. transactions can at no time be higher to supervise the affairs than EUR 30 million. In relation to of the Company, the As set forth in the Corporate signed customer contracts, the Senior CEO informs the Governance Charter, the SLT Leadership Team may approve third-chairperson of the board can inter alia: party transactions with an aggregate on a regular basis of the • approve external credit facilities cost of up to EUR 50 million. or external guarantees, pledges, Company’s activities. mortgages and any other The SLT submits those measures to encumbrances of the Company, the board that it deems necessary to or any wholly-owned affiliate, be taken to meet the purposes of the for as long as the Company will Company. Prior to the beginning of each not lose its investment grade rating fiscal year, the SLT submits to the board as a result of such facility a consolidated budget for approval. or guarantee. The SLT is in charge of implementing • approve increases of up to 5% in all decisions taken by the board and by the capital expenditure budget for the committees specially mandated by a satellite procurement already the board. The SLT may, in the interests approved by the board, it being of the Company, sub-delegate part of understood that the internal rate its powers and duties to its members of return will need to comply with acting individually or jointly. SES | Annual Report 2025 | 152

Internal Control Procedures Objectives and Principles Internal control procedures help to • the correct implementation of ensure the proper management of the Company’s internal processes, risks and provide reasonable assurance notably those to ensure the that the business objectives of the safeguarding of assets; Company can be achieved. • the integrity and reliability of financial The board of directors has and operational information, both the overall responsibility for The internal control procedures for internal and external use; ensuring that SES maintains are defined and implemented • ensuring that management’s a sound system of internal by the Company to ensure the instructions and directions are controls, including financial, following objectives: properly applied; and, operational and compliance • the compliance of actions and • ensuring that material risks are controls. Such a system is an decisions with applicable laws, properly identified, assessed, integral part of the corporate regulations, standards, internal mitigated, and reported. governance strategy of the rules, and contracts; Company together with its • the safeguarding of the efficiency Like all control systems, SES’s internal subsidiaries and affiliates and effectiveness of operations controls cannot provide an absolute (the Group). and the optimal use of the guarantee that all risks have been Company’s resources; totally mitigated or eliminated. Control Environment SES has adopted a robust internal SES has implemented an control framework based on a set of organizational structure with defined guidelines prepared by the Committee responsibilities, competencies and of Sponsoring Organizations of the reporting lines that provide the Treadway Commission (‘COSO’). framework in which internal controls The framework provides reasonable are being executed and controlled to assurance that the internal control meet the Company’s objectives. objectives are being achieved; it is also consistent with the reference Policies and procedures are regularly framework proposed by the French reviewed and are updated when securities regulator, the Autorité des required. These policies and procedures Marchés Financiers (‘AMF’). apply to all employees and officers of the Group, and where appropriate, to The board has delegated the design, its directors as well as to other groups. implementation, and maintenance A Delegation of Authority policy is of a rigorous and effective system of in place, and is regularly updated, internal controls to the SLT which in providing the rules for the internal turn works closely with the other levels approvals and external execution that of management in establishing control are required to authorize any external policies and procedures. commitment of the Company. SES | Annual Report 2025 | 153

Risk Management SES has adopted an internal risk Management Group reports to the management framework. A Risk Senior Leadership Team which in Management Group is in place, turn reports to the board. The representing SES key functions, board of directors has the overall which is responsible for the reporting responsibility for oversight of the of the Company’s risks and the Company’s risks and for ensuring implementation of the risk management that an effective risk management policy and procedures. system is in place. Each reported risk is categorized, assessed by the In addition, the Company has a risk owners, and reviewed by the dedicated Risk Management Team, Risk Management Group. Key risk which facilitates and coordinates developments are periodically the reporting process and assists reported to the Senior Leadership the Risk Management Group with Team, the Audit and Risk Committee the assessment of risks. The Risk and the board. Internal Controls over Financial Reporting The internal control framework comprises the following elements: Procedures and documentation configurations and transactions. Accounting and Reporting Specific controls are in place, SES has established a Appropriate accounting and financial such as monthly reviews and comprehensive internal control reporting policies and procedures data validation procedures, framework over those activities are in place which are reviewed and to ensure the correct and timely relating to the preparation updated for business developments recognition of revenues and processing of financial information to help ensure and regulatory changes. The Group’s and expenses. the quality of that information approach to recording significant included in both its internal and or non-standard transactions is Treasury operations external financial reporting, as documented in internal position papers. Treasury activities are centrally well as the Group’s compliance managed within a framework with all corresponding Embedded workflow controls have approved by the board and applied applicable laws and regulations, including those established by been established in the processing in line with the Group’s Treasury Policy. the Securities and Exchange of accounting transactions to ensure Specialist software helps ensure Commission in the U.S.A. appropriate authorizations, segregation controls can be applied over foreign following the Company’s of duties, and the complete, timely exchange transactions, interest and registration as a Foreign Private and accurate recording of all relevant liquidity management, and other Issuer in May 2025. financial information. This control financial instruments. framework continues to be enhanced through the implementation of Furthermore, to ensure the additional workflow-based controls and security and efficiency of the bank validations. payments process, the Group uses a banking payments system which Risk-based monitoring controls provides secure authorizations and are implemented for key control money transfers. SES | Annual Report 2025 | 154

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A dedicated cybersecurity team is in place to support and advise SES management and business stakeholders, including across legacy SES and Intelsat environments, to adequately secure systems, information assets, and customer services. The team applies a holistic approach to cybersecurity, implementing a broad set of controls and practices aligned with industry-leading standards, while fostering a strong culture of security awareness throughout the organization, supported by a mandatory cybersecurity and data protection awareness program for all employees. Integration of cybersecurity governance and practices across SES and legacy Intelsat is progressing ahead of schedule.

Tax Management

The main principles of SES's tax risk management are laid down in the Group's Tax Charter. Tax positions are analyzed based on the most appropriate authoritative interpretations and reported in internal tax technical memos or tax opinions from external tax consultancy firms. Current and deferred tax assets and liabilities are recorded in the Group's financial statements using a control framework ensuring transparency and understanding of all underlying data; and reconciling the important sources of information within the Tax and Accounting functions. A detailed tax accounting policy is in place as well as substantive transfer pricing documentation.

IT General Controls

Management is committed to ensuring that SES's data, infrastructure, and information technology systems in the cloud and on SES premises are as secure as is reasonably and commercially practicable. Security controls, policies and procedures are in place to prevent unauthorized access to premises, computer systems, networks, and data. Policies and procedures in this area are continuously reviewed and updated.

Nearly all SES's (pre-Intelsat combination) significant affiliates operate on a centrally managed cloud-based SAP ERP platform, applying consistent processes, controls, and backup procedures. Legacy Intelsat enterprise systems (Oracle Fusion, Microsoft Dynamics and Navision 2016) are governed under the same enterprise control framework. Comprehensive security policies for SAP, Oracle and Navision 2016 have been defined and implemented, with access management controls actively monitored and continuously enhanced.

SES has a disaster recovery plan for its business-critical infrastructure which is regularly tested to confirm that SES can recover all mission critical back-office applications within specific recovery time objectives. Electronic information is regularly backed up and tested.

Both legacy organizations maintain internationally recognized certifications, including ISO 27001, as well as SOC 2 and PCI DSS for relevant environments.

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Analysis and oversight specific key performance indicators, The Company relies on a as well as validation procedures by comprehensive system of financial functional leaders. reporting and internal oversight. Strategic plans, business plans, All internal and external financial budgets and the interim and full year reporting processes are organized Full-year and half-year consolidated financial statements of the through a centrally managed reporting reporting to the financial Group are all presented to the board calendar. These activities take place markets, as well as the for approval. The board also approves within SES’s overall Code of Conduct Annual Report, are reviewed all significant investments and receives which applies to all the Group’s staff. by the Audit and Risk monthly financial reports setting out Committee and approved the Group’s financial performance in Any material weaknesses in the by the board of directors. comparison to the approved budget system of internal controls identified The Group’s external and prior year figures. The board by either internal or external auditors auditor performs a review takes decisions and establishes a plan or specialist advisers are reported of the interim condensed for execution encompassing priority, to the ARC and followed up properly consolidated financial targets, and timing. This is regularly fully addressed. There are regular statements and an audit reviewed by SLT and, through the reports to both the Senior Leadership of the annual consolidated various SLT functional leads, delegated Team and the ARC summarizing financial statements. into the SES teams for execution. the remediation status of these deficiencies. In accordance with IFRS requirements, SES discloses detailed information SES’s Internal Audit (IA’) function on the market, credit, and foreign performs specific analyses of the exchange risks to which it is exposed, relevance of, and compliance with, as well as its strategy for managing Company policies and internal control such risks. procedures in accordance with generally accepted Internal Audit The Audit and Risk Committee (ARC) Standards issued by the Institute of is regularly updated on significant Internal Audit (‘IIA’). Internal Audit’s accounting and financial reporting, activities are executed in accordance treasury, tax, and legal issues as with an annual audit plan which well as business risks identified and is reviewed and approved by the management’s proposed mitigation ARC. This plan is prepared in close steps. cooperation with the company’s Risk Management team to The complete and timely recording of dynamically link it to risks and financial information is ensured through exposures which may affect the regular reviews, the monitoring of organization and its operations. Environmental, Social and Governance Reporting SES has a dedicated ESG team policies and internal procedures. responsible for overseeing ESG- ESG activities are carried out in related matters across the Company. line with defined priorities and The team conducts analyses of roadmaps, and ESG matters are ESG risks, opportunities, and reported to the ARC on an compliance with relevant ad-hoc basis. SES | Annual Report 2025 | 156

Principal Risks SES identified the following potential risks, which could have a material and adverse effect on its business, financial condition and results of operation. This section does not purport to be exhaustive but rather contains a summary of the main risks that SES may face during the normal course of its business. Where mitigations are mentioned in this section, there is no guarantee that such mitigations will be effective (in whole or in part) to remove or reduce the effect of a risk.” Strategic Risks As competition Competition and regularly evaluates opportunities intensifies and The satellite communications business to invest into new technologies and is increasingly competitive. SES drive new innovations to company NGSO systems competes with national, regional and solutions relevant to target markets. reshape the market, international GEO, non-geostationary SES continuously (‘NGSO’) and fixed and wireless Emerging Markets terrestrial operators. The competition SES targets new geographical assesses strategic from NGSO, specifically the mega- areas and emerging markets and is partnerships and LEO systems is potentially the most developing commercial arrangements merger opportunities disruptive trend facing SES. With strong with local communications, media and to maintain a strong financial backing, vertical integration other businesses in these areas. SES and technological advancements, may be exposed to political and other competitive position. such competitors are planning to enter risks associated with such business. multiple markets targeted by SES. In addition, the trend towards horizontal Investment and vertical consolidation poses the risk SES’s desired strategic investments of leaving SES behind with a smaller, may not yield expected benefits due to less powerful relative market position a number of factors including uncertain towards customers as well as suppliers. or changing market conditions, SES regularly evaluates potential financing costs and legal and regulatory partner or merger targets that fit with issues. Some of the mitigation when its strategy. it comes to the cost of financing include: commitment to our investment Technology grade rating, ensuring the weighted The satellite communications industry average duration of debt financing to is subject to rapid technological change. be sufficiently long, having access to As a result, the technology used by SES a wide range of financing products in could become less suitable for customer multiple currencies and jurisdictions, requirements leading to a reduced having ample committed liquidity service demand and a negative revenue headroom and predominantly raising impact. SES monitors such changes debt financing at a fixed interest rate. SES | Annual Report 2025 | 157

Geopolitical Risks operation, financial results and SES is a global company and operates reputation. SES is in a process of across multiple countries. It is facing identifying and evaluating relevant intensified geopolitical risks, including ESG related risks (including those regional conflicts. These risks can related to climate) in order to ensure cause supply chain disruption, that necessary mitigating actions are in increase costs and jeopardize market place. This is done in alignment with a access. The company is regularly double materiality process, considering monitoring this environment and and evaluating both risks and developing mitigation plans. opportunities. In view of complexity, and developing nature, of ESG ESG related issues to be considered by the We recognize the effect ESG matters company, the above process includes have on the company’s everyday engaging all relevant stakeholders activities and the importance of having and consulting external professional a sound risk management approach advisors. A number of such risks are around those matters. SES is closely linked to other areas covered committed to conduct its business in this section and are already being in accordance with highest standard mitigated, for example, risks relating governance processes and in a to in-orbit failures and cybersecurity. sustainable and environmentally Details of company’s ESG strategy friendly way. Failure to do so may have and risks are provided within the an adverse effect on the company’s ESG section of the Annual Report. SES | Annual Report 2025 | 158

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Cybersecurity
SES's operations may be subject to hacking, malware and other forms of cyber-attack. Due to the high sophistication of certain attackers and an increasing number of cyber-attacks, it may not always be possible to prevent every such event. SES has protections in place to help protect its systems and networks and continues to work to implement additional protective measures intended to limit the risks associated with such attacks.

Insurance coverage and availability
SES maintains pre-launch, launch and initial in-orbit insurances, and third-party liability insurance. These policies generally contain customary market exclusions and are subject to limitations. The insurance market has been seeing a reduced availability and significantly increased rates. This results in increased insurance premiums for SES. To mitigate these risks and optimize the coverage and premiums, SES maintains long-term agreements with insurers.

Operational Risks

Dependency on key supplier(s)
Dependency on a small number of satellite manufacturers may reduce SES's negotiating power and access to advanced technologies and result in increased satellite procurement risk (e.g., due to technical difficulties and design problems with a particular model of satellite). SES mitigates these risks by maintaining a full level physical presence and oversight at manufacturer facilities throughout the spacecraft design, construction and acceptance. SES monitors manufacturers' supplier base and procurement sources and develops relationships with new suppliers where possible. SES is dependent on a limited number of launch service providers. As such, delays may be incurred in launching satellites in the event of a prolonged unavailability of service from a launch service provider. SES monitors developments on the launcher market, including those in respect to new launch service providers and new launch vehicles. In addition to above, SES continues to develop new partnerships and internal capabilities to ensure our diversification.

Launch delay(s) and launch failure(s)
Launch delays are always a possibility. Satellite launch and in-orbit insurance policies do not compensate for lost revenues and other consequential losses. SES attempts to mitigate the risk of delays by ensuring adequate margins in satellite procurement schedules. There is always a small but inherent risk of launch or early-orbit failure, resulting in a reduced satellite lifetime and/or functionality or the total loss of a satellite. SES mitigates such risks in several ways, including by technical risk management of each launch vehicle program and asset insurance for each launch.

In-orbit satellite failure
A satellite may suffer in-orbit failures ranging from a partial impairment of its commercial capabilities to a total loss of the asset. Such failure may result in SES not being able to continue to provide service to some of its customers. SES attempts to mitigate this risk by careful vendor selection and high quality in-orbit operations. For some services, SES is able to offer an in-orbit backup strategy in which customers using an impaired satellite may be transferred to another satellite. In addition, in respect of its geostationary (GEO) satellites, SES has restoration agreements with other satellite operators whereby customers on an impaired GEO satellite may be transferred to a GEO satellite of another operator to protect continuity of service.

Global Pandemic or other health emergency
SES is subject to the risk of a global pandemic or other health emergency such as COVID-19. A material health emergency could affect availability of our employees and impact various areas of SES's business including procurement and launch of satellites, entry into service of new satellites, procurement of ground infrastructure and provision of services to customers. SES has procedures and measures to respond to health risks and to secure business continuity during such situations.

SES | Annual Report 2025 | 159

SES operates in a highly regulated, spectrum-dependent environment, where regulatory change, approvals, coordination requirements, and operational risks can affect access to orbital resources, fleet deployment, service continuity, and long-term commercial performance. Regulatory Risks Legal and Regulatory Spectrum SES’s operations and business are The International Telecommunication subject to compliance with the laws, Union (ITU) and national regulations (e.g., communications, administrations may reallocate export control, sanctions, competition, satellite spectrum to other uses. In ESG) and political will of the addition, national administrations are governmental authorities of the increasingly charging for access to countries in which SES operates, spectrum through the use of fees and uses radio spectrum, offers satellite auctions. This may affect SES’s access capacity and services. Violations to orbital locations and frequencies of any of the applicable laws and required for it to develop and maintain regulations could expose SES to its satellite fleet and services. In penalties and other enforcement addition, SES must coordinate the actions and may negatively affect operation of its satellites with other commercial operations. SES may satellite operators to prevent or reduce need to obtain and maintain interference. As a result of such approvals from authorities or other coordination, SES may be required to entities to operate its satellites and modify the proposed coverage areas to offer satellite capacity and services. or satellite design or transmission Failure to obtain the necessary plans which may materially restrict approvals could lead to loss of satellite use. Similarly, the performance revenues and compliance actions of SES’s satellites in some areas could against SES. SES works to ensure be adversely affected by harmful that adequate compliance staff is interference caused by other operators. in place and that all teams have Operational issues such as satellite the necessary technical and launch failure, launch delay or in-orbit human resources to enable the failure might compromise access to company to comply with the spectrum or orbital locations. SES’s applicable laws and regulations. large fleet may enable the relocation of in-orbit satellites to satisfy regulatory and spectrum requirements. SES | Annual Report 2025 | 160

Finance Risks Credit rating future assumptions for a specific asset, SES’s credit rating can be affected by a as set out in the approved Business number of factors, including a change Plan, become less favorable, or the in its financial policy, a deterioration of discount rates applied to the future Key customer loss its financial credit metrics, a downgrade cash flows increase, then this may Bankruptcy and customer in the rating agencies’ assessment of result in the need for material asset consolidation, amongst other the business risk profile or a change in impairment charges. reasons, can potentially result rating methodology. A change in SES’s in loss of customers, non- credit rating could affect the cost and Foreign exchange renewals or reduction in the terms of its newly issued debt, its ability SES’s reported financial performance demand for services. SES to raise financing. can be impacted by movements in aims for long contract terms the Euro / U.S. dollar exchange rate, with key customers based on Tax as SES has significant operations, strong relationships. SES is subject to taxation in multiple cash flows, assets and liabilities that jurisdictions and may become subject are denominated in the U.S. dollar to unforeseen material tax claims, whereby the Group’s reporting currency including late payment interest and / or is the Euro. To mitigate this exposure, penalties, and in some cases retroactive SES may enter into forward foreign tax assessments. SES has implemented exchange or similar derivative contracts c,c,c, a tax risk mitigation charter based on, to hedge underlying foreign exchange C, C, C, C, C, C, C, C, C, among other things, a framework of exposures. Further details are provided tax opinions for the financially material in Note [18] to the consolidated Customer credit positions taken, transfer pricing policies, financial statements. Failure by customers to and procedures for accurate tax fulfil payment obligations compliance in all jurisdictions. Interest rate is a possibility. Credit risk SES’s exposure to the risk of changes may increase as SES and Asset impairment in market interest rates relates primarily / or its customers increase SES’s intangible assets, satellites and to SES’s floating rate borrowings as dependency on revenues ground segment assets are valued well as the renewal of its fixed rate in emerging markets where at historic cost less amortization, borrowings. SES carefully monitors credit risk may be higher. depreciation and accumulated and adjusts the mix between fixed This risk is mitigated through impairment charges. The resulting and floating rate debt from time to a customer credit policy carrying values are validated each time, responding to market conditions. including credit checks, year through impairment testing Interest rate derivatives may be used deposits or other forms of procedures where they are to manage the interest rate risk. Further security, payment monitoring compared to the discounted present details are provided in Note [18] to the and credit insurance where value of the future cash flows expected consolidated financial statements. possible. Further details to be derived from the asset. Where are provided in Note [18] to the consolidated financial statements. SES | Annual Report 2025 | 161

Annual General Meeting

4	Presentation of the main developments during 2025 and of the outlook

A presentation of the main developments during 2025 and of the outlook will be given during the meeting.

Please also refer to our Annual Report available under the following link:

https://www.ses.com/company/investors/reports-and-presentations

SES, société anonyme, Château de Betzdorf, L-6815 Betzdorf	Annual General Meeting	2 April 2026

Annual General Meeting

5	Presentation of the audit report

A presentation of the audit report will be given during the meeting.

SES, société anonyme, Château de Betzdorf, L-6815 Betzdorf	Annual General Meeting	2 April 2026

Annual General Meeting

6	Approval of annual financial statements, balance sheet and profit and loss accounts as of 31 December 2025

A presentation on the annual financial statements, balance sheet and profit and loss accounts as of 31 December 2025 will be given during the meeting.

Please also refer to our Annual Report available under the following link:

https://www.ses.com/company/investors/reports-and-presentations

SES, société anonyme, Château de Betzdorf, L-6815 Betzdorf	Annual General Meeting	2 April 2026

Annual General Meeting

7	Approval of consolidated financial statements as of 31 December 2025

A presentation on the consolidated financial statements as of 31 December 2025 will be given during the meeting.

Please also refer to our Annual Report available under the following link:

https://www.ses.com/company/investors/reports-and-presentations

SES, société anonyme, Château de Betzdorf, L-6815 Betzdorf	Annual General Meeting	2 April 2026

Annual General Meeting

8	Allocation of 2025 profits and transfers between reserve accounts

Draft resolution

The Board of Directors proposes to the Meeting to approve the allocation of the 2025 statutory net income of SES in accordance with enclosed tables entitled “Allocation of 2025 net result of the period”.

Allocation of 2025 profits and transfer between reserves

Proposed aggregate dividend out of 2025 net income is EUR 222.8 million (2024: EUR 222.8 million) representing a dividend of EUR 0.50 (2025: EUR 0.50) per A-share and of EUR 0.20 (2025: EUR 0.20) per B-share.

This aggregate amount includes an interim dividend of EUR 0.25 per A-share / EUR 0.10 per B-share already paid in October 2025 .

The remaining EUR 0.25 per A-share / EUR 0.10 per B-share will be paid in April 2026 (EUR 111.4 million)

			EUR	EUR
2025 statutory net gain of SES S.A. as at 31 December 2025 (unconsolidated) available for dividend				224,144, 217.41
Payment of a dividend under Article 31:	Shares	Dividend
Ordinary A shares	371,457,600	0.500	-185,728,800.00
Ordinary B shares	185,728,800	0.200	-37,145,760.00

Total			-222,874,560.00	-222,874,560.00
brought forward “Other reserves”			359,432,337.71
Transfer to reserves for Distribution			1,269,657.41	- 1,269,657.41

Balance on “Other Reserves”[2]			360,701,995.12

Undistributed 31.12.2025				0.00

Legal Reserves as at 31 December 2025 (unchanged in 2025)[1]				69,648,300.00
Subscribed capital of SES S.A.				696,483,000.00

•	A cumulative amount of EUR 14. 1 million has been transferred to a non-distributable reserve within “Other reserves” in connection with holdings of own shares (2024: EUR 11.9 million)

•	Distributable reserves include ‘Other reserves’ excluding own shares but including share premium of EUR 1,832.3 million

•	In accordance with Luxembourg legal requirements, a minimum of 5% of the yearly net profit is transferred to a Legal Reserve from which distribution is restricted

•	This requirement is satisfied when the reserve reaches 10% of the issued share capital

SES, société anonyme, Château de Betzdorf, L-6815 Betzdorf	Annual General Meeting	2 April 2026

Annual General Meeting

9	Discharge of the members of the Board of Directors

Draft resolution

According to article 27 of the Articles of Association, the Board of Directors proposes to the Meeting to give discharge to the members of the Board of Directors.

SES, société anonyme, Château de Betzdorf, L-6815 Betzdorf	Annual General Meeting	2 April 2026

Annual General Meeting

10	Determination of the number of directors

Draft resolution

The General Meeting sets the number of Directors at nine (9) and authorises a temporary board composition of up to ten (10) Directors solely to manage succession of a relevant director during the mandate.

SES, société anonyme, Château de Betzdorf, L-6815 Betzdorf	Annual General Meeting	2 April 2026

Annual General Meeting

11	Confirmation of the co-optation of Joseph Cohen and determination of the term

Draft resolution

Following the resignation of Mr Kaj-Erik Relander on 19 September 2025, at its meeting of 25 September 2025 the Board of Directors, based on the recommendation of the Nomination Committee, decided to co-opt Mr Joseph Cohen, with effect as of 25 September 2025. The Shareholders are asked to confirm the co-optation of Joseph Cohen. Mr Cohen shall complete the term of Mr Relander, which expires on 2 April 2026.

Short bio of the candidate proposed for co-optation:

Joseph Cohen (A-shareholders)

Joseph Cohen became a director in September 2025.

Mr Cohen is a seasoned board member, having served on numerous private and public company boards across various industry sectors, including telecom, financial services, consumer goods and healthcare, with a 40-year career in corporate finance, M&A, and private equity. Mr Cohen co-founded Trilantic Europe (formally Trilantic Capital Partners) in 2009, previously having evolved as Managing Director of Merchant Banking and Private Equity at Lehman Brothers. Today Trilantic Europe is a fund of approximately EUR 2.5bn, principally focused on mid-market deals in Continental Europe, but also has with a history of investing into the satellite sector. Currently at Trilantic Europe he continues to act as Joint Founding Partner.

Mr Cohen holds a BSc degree in Economics, Accounting and Finance from the London School of Economics & Political Science.

Joseph Cohen is a British national. He is an independent director.

SES, société anonyme, Château de Betzdorf, L-6815 Betzdorf	Annual General Meeting	2 April 2026

Annual General Meeting

12	Election of Joseph Cohen as Director for a three-year term

Draft resolution

The Board of Directors proposes to the Meeting that the following candidate should be elected as Director for a three-year term:

Joseph Cohen

SES, société anonyme, Château de Betzdorf, L-6815 Betzdorf	Annual General Meeting	2 April 2026

Annual General Meeting

13	Re-election of Frank Esser as Director for a three-year term

Draft resolution

The Board of Directors proposes to the Meeting that the following Director should be re-elected as Director for a three-year term:

Frank Esser

Short bio of the candidate proposed for re-election:

Frank Esser (A-shareholders)

Mr Esser became a Director on 11 February 2020 and is the Chairman of the SES Board of Directors. He is a member of the Nomination Committee and of the Remuneration Committee of SES.

He is the former Chairman and CEO of SFR, the leading private French Telecom Operator. In this function he also served as Board Member of Vivendi Group. Prior to joining SFR, Mr Esser held several managerial positions with Mannesmann group. He also serves as Vice Chair of Swisscom.

Mr Esser holds a PhD in Managerial Economics and an MS in Economics both from the University of Cologne.

Mr Esser is a German national. He is an independent director.

SES, société anonyme, Château de Betzdorf, L-6815 Betzdorf	Annual General Meeting	2 April 2026

Annual General Meeting

14	Re-election of Anne-Catherine Ries as Director for a one-year term

Draft resolution

The Board of Directors proposes to the Meeting that the following Director should be re-elected as Director for a one-year term:

Anne-Catherine Ries

Based on the proposals from the Board of Directors, the Board would be composed of the following 9 Directors (five men and four women):

For the A-shareholders (all of them independent): Fabienne Bozet, Joseph Cohen, Frank Esser, Ellen Lord, John Shaw, Peter van Bommel.

For the B-shareholders: Carlo Fassbinder, Anne-Catherine Ries, Françoise Thoma.

Short bio of the candidate proposed for re-election:

Anne-Catherine Ries (B-shareholders)

Mrs Anne-Catherine Ries became a director on 1 January 2015 and is Vice-Chairperson of the SES Board of Directors.

Mrs Ries is First Government Advisor to the Prime Minister and Director general in charge of Media, Connectivity and Digital Policy. Her focus over more than two decades has consistently been on developing the tech and digital innovation ecosystem, both at European and Luxembourg level, after starting her professional career at an American law firm in Paris.

Mrs Ries holds a law degree from the University of Paris II and the University of Oxford, and a postgraduate LL.M degree from the London School of Economics.

Mrs Ries is a Luxembourg and French national. She is not an independent director because she represents an important shareholder.

SES, société anonyme, Château de Betzdorf, L-6815 Betzdorf	Annual General Meeting	2 April 2026

Annual General Meeting

15	Approval of the Remuneration Policy [non-binding vote]

Draft resolution

The Board of Directors proposes to the Meeting to approve the amended remuneration policy as applicable as from 1 January 2026.

SES, société anonyme, Château de Betzdorf, L-6815 Betzdorf	Annual General Meeting	2 April 2026

Remuneration Policy as applicable from 1 January 2026 Remuneration should reflect the SES must attract qualified The duration of contracts or qualifications and experience arrangements with Directors and Directors and SLT required of the Directors and SLT SLT members, applicable notice members to sustain its members, the personal risks they periods, main characteristics of success, and remuneration undertake, and the dedication and supplementary pension or early efforts they contribute to the plays a key role in retirement schemes, and the terms Company. Additionally, remuneration achieving this goal. of, and payments linked to, must be consistent with that of termination. similar roles in other companies and The decision-making process for the relative to the pay and employment determination, review, and conditions of the Company’s implementation of the Policy, employees. including measures to avoid or manage conflicts of interest and, The present Policy describes the where applicable, the role of the remuneration paid by the Company Remuneration Committee and to the Directors and members of the the Board. Board-appointed Senior Leadership The procedural conditions under Team (SLT members): which any derogation from the How remuneration contributes to Policy can be applied, as well as the the Company’s objectives relating elements of the Policy from which a to its business strategy, long- derogation is possible. term interests, and sustainability. Arrangements for incoming The different components of executives where the Remuneration remuneration, including all Committee considers it appropriate bonuses and other benefits in to offer buy-out awards to whatever form, if any, awarded compensate for remuneration to Directors and SLT members, forfeited at a previous employer. and their relative proportion. Remuneration of the Directors Retainer amount (Board) The retainer for the Chairman of The remuneration granted The retainer for the Chairman the Remuneration Committee shall to Directors consist of an shall amount to EUR 150,000 amount to EUR 16,000 (per year) annual retainer targeted (per year); The retainer for a member of the broadly at market median The retainer for the Vice- Remuneration Committee shall as described on the right. Chairpersons shall amount to amount to EUR 8,000 (per year); EUR 100,000 (per year); The retainer for the Chairman of All these fees are stated The retainer for the a Director the Nomination Committee shall net of any Luxembourgish shall amount to EUR 80,000 amount to EUR 16,000 (per year); withholding taxes that may (per year) Retainer amount apply on directors’ fees. The retainer for a member of the (Committees) Board members do not Nomination Committee shall receive any stock options or Retainer amount (Committees) amount to EUR 8,000 (per year); bonuses. The retainer for the Chairman of the Audit & Risk Committee Out-of-Europe resident Directors shall amount to EUR 25,000 receive €15,000 / year compensation (per year); for the increased cost and time The retainer for a member of invested the Audit & Risk Committee shall amount to EUR 12,500 (per year)

Remuneration of SLT Members in the meantime. The review compares the remuneration of SES In line with best In line with the Charter of the SLT members against those of their Remuneration Committee, SLT peers. practice, SES remuneration matters are decided conducts an SLT by the Board after review and Short-Term Incentive (STI) recommendations from the remuneration The main objective of the annual Remuneration Committee. benchmark review bonus plan for the CEO and other SLT members is to establish a every three to five The remuneration of SLT performance reward scheme that years, unless a members comprises of links annual variable compensation two major components: to (i) the Company’s financial results, significant activity or (ii) its performance against specific transaction occurs in 1. The compensation package, business objectives, and (iii) the which consists of a Yearly Base individual performance of SLT the meantime. In Salary members against contribution metrics 2025 the (YBS”), Short-Term Incentive set by the CEO and the Board for (“STI”), and Long-Term Incentive each performance year. The plan Remuneration (“LTI”); and Committee has 2. Benefits include, but are not ensures alignment with and focus on limited to, car allowance, pension, the Company’s core objectives while appointed an underscoring individual accountability health care plans, and death and as essential to organizational success. independent external disability insurance. advisor to assist with Yearly Base Salary (YBS) The STI for SLT members is based on the remuneration The base salary of the CEO, as well their annual performance during the as that of other SLT members, is review of all SLT relevant calendar year, as assessed reviewed by the Remuneration by the Remuneration Committee and members. Committee in validated by the Board in February of its first ordinary meeting of the the following year, with payment year. The Board has the sole made in March of the following year. authority to adjust the YBS of the STI is part of the cash compensation CEO and other SLT members, except provided in local currency. for legally required cost-of-living adjustments STI achievements, which include (i.e. Luxembourg index). financial results and performance against business objectives, For all new SLT nominations, are reported in the annual remuneration packages are Remuneration Report. validated by the SES Board and incorporate Remuneration Committee As a direct result of a comprehensive recommendations. Packages are benchmarking exercise reflecting this based on external benchmarks new global footprint, which is provided by compensation now well represented by both sides consultants, while also considering of the Atlantic, the On Target (STI) the level of qualification, experience, percentage for the SLT has been and employment conditions at the revised and harmonized. time of the offer. In line with best practice, SES conducts an SLT remuneration benchmark review every three to five years, unless a significant activity or transaction occurs Remuneration Policy as applicable from 1 January 2026 | p. 2

As the Company has undergone a significant transformation, evolving into a new, integrated, and increasingly complex global organization with a substantial presence in both the United States and Europe, this strategic expansion requires an evolution in our executive compensation framework.

This critical adjustment serves multiple strategic imperatives:

1. **Global responsibilities of SLT members:** Regardless of their home location, the SLT members' responsibilities are Global, including managing globally spread teams. SLT presence and market visibility is critical particularly across Europe and the US.
2. **Global competitiveness and talent mobility:** The revision ensures our incentive structures are highly competitive across the key markets in which we now operate. By aligning our variable pay practices with a blended benchmark of both US and European market standards, we are directly addressing the competitive pressures of attracting and retaining top executive talent in both regions. Furthermore, this harmonization is essential for facilitating talent mobility across our international locations, a necessity for a truly global enterprise.
3. **Alignment with scale and complexity:** The adjusted STI structure aligns with the increased scale and international scope of the business. It reflects the significantly more complex operational and strategic challenges that are inherent in managing an integrated transatlantic organization.
4. **Performance culture and retention:**

By ensuring our incentive structures remain competitive, we reinforce a strong, performance-driven culture at the senior leadership level. As we shift the overall SLT pay structure toward a higher proportion of variable pay, we directly align SLT member incentives with strategic and operational business delivery targets. The enhanced, market-aligned variable pay component is a vital tool for attracting and retaining the executive talent critical to driving and sustaining our global growth trajectory.

The STI target for all SLT members is now harmonised to 80% of the YBS and the STI target for the CEO remains 100% of the YBS. The minimum payout can be as low as 0% of the STI (meaning no STI payment), with a maximum payout capped at 150% of the annual bonus target, including the Performance Contribution Factor ("PCF"). Each SLT member's STI consists of three components:

- Financial Performance (70% of the STI).
- Strategic Business Objectives (30% of the STI).
- Performance Contribution Factor (as a multiplier, ranging between 80% - 120%).


70%
Company Performance Level Target achievement on 3 financial measures against Budget:
• 40% Revenue
• 40% EBITDA adj.
• 20% Net Operating Cash Flow adj.
30%
Strategic Business Objectives (SBO) Target achievement against Board approved strategic objectives at the start of the performance year
Performance Contribution Factor (PCF) as multiplier: between 80% - 120%

Remuneration Policy as applicable from 1 January 2026 | p. 3

The Financial Performance is measured by comparing actual achievements to budgeted targets across the following metrics with their respective weights: Revenue (40%), EBITDA (40%), and Net Operating Cash Flow (20%).

The budget targets for these metrics are established during the annual budget process and ultimately approved by the Board.

The financial performance payout is capped at 150% of the annual bonus target, applicable for a 107% target achievement for each of the three metrics separately. A performance threshold is set at 88% achievement, below which no compensation is awarded, as outlined below:



Maximum
160%
140%
120%
100%
80%
60%
40%
20%
0%
Threshold
Payout Factor
80%
88%
96%
104%
107%
115%
Target Achievement

Target Achievement	Value	Slope Factor from previous point
0.0%	0.0%	
X < 88.0	0.0%	0.0
88.0%	0.0%	
96.0%	80.0%	10.0
104.0%	120.0%	5.0
107.0%	150.0%	10.0
X > 107.0%	150.0%	

The Strategic Business Objectives are set on an annual basis and approved by the SES Board at the beginning of each year to ensure alignment with the Company's strategic roadmap. The Board measures achievement at the end of each performance year, based on recommendations from the Remuneration Committee. The payout for business objectives can be as low as 0% and is capped at 150% of the annual bonus target.

For the first half of 2025 strategic business objectives were based on stand-alone SES objectives and equally weighted among:

- Deliver compelling value in selected vertical markets,
- Relentlessly focus on customer experience,
- Build and scale a multi-orbit network,
- Develop a best-in-class SES team that drives a responsible company,
- Successful SES and Intelsat integration.

Remuneration Policy as applicable from 1 January 2026 | p. 4

Financial performance measures for H2 2025 were set to equally weighted Revenue and adjusted EBITDA targets approved by the Board. Strategic business objectives for H2 2025 were established for the combined entity, equally weighted to include:

- Deliver customer and shareholder value with vertical solutions,
- Transform the business with relentless focus on operational excellence,
- Build and scale a multi-orbit network,
- Develop a best-in-class SES team that drives a responsible company,
- Successful SES and Intelsat integration.

Following the acquisition, for the second half of 2025, the strategic business objectives were updated based on the combined company. Calculation of the first half (H1) CPL and SBO was conducted shortly after the close of the first half of 2025, allowing for a prompt analysis of the results to be incorporated into the overall assessment. By completing the calculation promptly, the organization was able to establish well-informed targets for the second half (H2) of 2025, ensuring continuity and alignment with strategic objectives.

Financial performance measures for H2 2025 were set to equally weighted Revenue and adjusted EBITDA targets approved by the Board. Strategic business objectives for H2 2025 were established for the combined entity, equally weighted to include:

- Deliver customer and shareholder value with vertical solutions,
- Transform the business with relentless focus on operational excellence,
- Build and scale a multi-orbit network,
- Develop a best-in-class SES team that drives a responsible company,
- Successful SES and Intelsat integration.

The Performance Contribution Factor is designed to strongly incentivize individual accountability in support of organizational results. As such, it represents a transition to a performance-based management system. Cascading from organizational objectives, the PCF metrics are interrelated yet distinct, as each level introduces specificity and sharpens execution focus. The metrics are articulated as individual goals that leaders can utilize to translate the Company's overarching priorities and outcomes into tactical, measurable deliverables that their functions can directly influence. The framework also establishes clear guidance on leadership values and behaviors. SES is committed to maintaining a consistent approach across the organization, embedding individual accountability into employee bonus plans.

The Board measures PCF performance at the end of each year, based on recommendations provided by the Remuneration Committee.

As 2025 was marked by significant transformation following the acquisition of Intelsat, the PCF was applied to SES stand-alone SLT members in H1 2025. For the second half of 2025, PCF was not applied, resulting in SLT members being measured solely by the financial and strategic objectives results. PCF will be implemented for all SLT members in 2026.

Long-Term Incentive (LTI)
The LTI is regulated by the Equity Based Compensation Plan (EBCP).

The objective of the EBCP is to enhance the competitiveness of the Company and its affiliates in attracting and retaining top global leadership talent, thereby positioning the Company as a global employer of choice. Additionally, the EBCP is designed to ensure that SLT members become shareholders, fostering a sense of ownership and enabling them to benefit from their contributions to increasing shareholder value.

To this end, the EBCP provides a framework for the grant or award of equity-based incentive compensation in the form of restricted shares and performance shares, which shall be determined and approved by the Board in its sole discretion, based on recommendations from the Remuneration Committee.

Remuneration Policy as applicable from 1 January 2026 | p. 5

In view of our expanded presence in the US and Europe, our LTI opportunity is fair and reflective of the global nature of our peer group, striking a balance between the attractive, retention-focused incentives typically offered by US companies and the less dilutive, performance-focused LTI levels prevalent in Europe. Specifically, the benchmarking exercise we undertook against the global executive peer group showed that over 50% of our peers use a combination of LTI vehicles.

In view of our expanded presence in the US and Europe, and the necessity to compete for executive talent globally, we have reviewed market practices in both regions to ensure our long-term incentive opportunity and vehicle mix remain competitive.

It is standard market practice in the US to grant LTI awards in the form of equally split time- and performance-based awards. And while in Europe, the expectation remains that awards are predominantly based on performance, we recognize a growing trend towards including a portion of awards linked solely to service. Specifically, the benchmarking exercise we undertook against the global executive peer group showed that over 50% of our peers use a combination of LTI vehicles. Among the most prevalent combination of vehicles used by more than 30% of our peers, the average distribution was approximately 40% RSUs and 60% PSUs, with US companies showing a more balanced approach, while European companies relying more heavily on PSUs.

In this context, we believe that our current vehicle mix of 25% RSUs and 75% PSUs is well-balanced and aligns with the prevailing practices observed among our global peers. This strategy allows us to provide competitive awards while effectively managing overall costs.

Regarding the overall quantum, our LTI opportunity is fair and reflective of the global nature of our peer group, striking a balance between the attractive, retention-focused incentives typically offered by US companies and the less dilutive, performance-focused LTI levels prevalent in Europe.

As a result of benchmarking efforts, the SLT remuneration packages have been recalibrated to reflect the scale and complexity of the new organization, with a focus on driving long-term strategic outcomes. LTI On Target percentages have been adjusted to ensure that all SLT members have meaningful participation and influence in the Company's long-term performance, thereby supporting sustained shareholder returns. This approach considers the impact of US compensation practices, acknowledging the differences in market expectations and reward structures between the US and Europe to ensure competitiveness and internal equity across the integrated leadership team. SLT On Target LTI grants now range from 110% of YBS, up to 150% of YBS, with a mix of 25% RSUs and 75% PSUs.

For consistency with peers, the CEO LTI On Target percentage has been adjusted as well, however the prevalence of performance shares is higher, with breakdown as follows:

- 120% of YBS, with a mix of 25% RSUs and 75% PSUs, granted with the annual corporate grant cycle, harmonising performance metrics across all recipients;
- 230% of YBS as 100% PSUs, granted following year-end annual business plan approval, with key financial metrics central to SES long-term success.

With this approach, the CEO performance-driven equity compensation is tightly linked to shareholders value creation, reinforced further with SES Performance Shares payout tied to synergy execution and key company financial metrics (EBITDA, Net Debt).

Remuneration Policy as applicable from 1 January 2026 | p. 6

In the 2025 annual corporate equity grant cycle, performance metrics were enhanced to include a commitment to achieving successful integration of SES and Intelsat, through the delivery of synergies.

The ESG modifier introduced in 2023 has now been removed from the performance-based LTI.
Given the issuance of Executive Order 14173 ("Ending Illegal Discrimination and Restoring Merit-Based Opportunity"), which applies to federal contracts and grants and requires contractors to certify that they do not operate any programs promoting DEI in violation of federal anti-discrimination laws, continuing to maintain a DEI metric carries significant risks for SES.

Additionally, the complexity of establishing and accurately measuring unified CO_2 emission targets and outcomes for the newly combined organization necessitates the creation of a new baseline for CO_2 targets, with the aim of implementing these with the 2026 grants.

Benchmarking has also revealed that ESG and DEI metrics are less prevalent among SES's peers, with approximately 11% using CO_2 metrics.

The Board usually approves the annual grant during its April meeting based on a recommendation from the Remuneration Committee. This year, however, the Board approved the grant awards in July following the completion of the Intelsat acquisition, with vesting aligned to the Company's regular grant date (June 1, 2028) and enhanced performance criteria related to committed acquisition synergies.

Restricted Shares
The Restricted shares are Fully Diluted Rights (FDRs) granted with the sole condition that at the time of vesting, the SLT member is employed by the Company. The restricted shares vest on June 1 of the third year following the year of the grant.

The number of restricted shares granted is determined by multiplying the relevant YBS by the applicable percentage and dividing by the average of the closing prices of the Company's FDRs over the preceding 15 days at the Paris stock exchange. This is subject to review by the Remuneration Committee for each grant year.

Performance Shares
Performance shares are FDRs contingent upon the achievement of performance targets, as set out in the EBCP or approved by the Board based on recommendations from the Remuneration Committee. Unless otherwise specified by the Remuneration Committee, Performance shares will vest on June 1 of the third year following the grant ("Share Vesting Date"), subject to the Participant's continued employment with the Company or an Affiliate.

In 2025 annual corporate grant cycle, performance metrics were enhanced to include a commitment to achieving successful integration of SES and Intelsat, through the delivery of synergies, with grant performance measured as follows:

- 50% of performance conditions objective: Total Shareholder Return (TSR) performance compared to panel median, maintaining unchanged payout conditions as per the ratchet table below;
- 50% of performance conditions objective: achieve 260 million EUR in operating and capital expenditure run-rate savings by year 3 (70% of the final target of 370 million EUR to be achieved by year 5), with payout conditions outlined in the ratchet table below.

Remuneration Policy as applicable from 1 January 2026 | p. 7

The performance-based CEO year-end equity grant, linked to SES's year-end business plan cycle, measures performance over three years based on two equally weighted targets: adjusted EBITDA (50%) and Net Debt (50%), as defined in the Board-approved business plan.

The 2025 CEO year-end equity grant is subject to a three-year vesting period, with vesting date December 31, 2028. The vesting value of the grant will be determined on the date that the Board has confirmation of the audited financial results for the financial year ended December 31, 2028 and requires continued employment on the vesting date.

The number of performance shares granted is determined by multiplying the relevant YBS by the applicable On Target percentage and dividing by the average share price measured over the preceding 15 days.

Total Shareholder Return (TSR) is the retained metric for assessing financial performance. It is measured relative to the median TSR performance of a panel of comparable companies during the vesting period and possesses the following characteristics:

- The ending share price is determined based on the average share price during the three-month period preceding the vesting date, specifically from February 1, 2029, to April 30, 2029, considering only trading days.
- The starting share price is calculated using the average share price during the three-month period of the grant year from February 1, 2026, to April 30, 2026, also considering only trading days.
- Measurement is based on the Volume Weighted Average Price.
- The outcome is reviewed by the Remuneration Committee prior to the Share Vesting Date.

The comparator group is regularly reviewed by the Remuneration Committee and is determined based on multiple factors, including company size, business mix, geographic distribution, and TSR correlation.

The Total Shareholder Return (TSR) comparator group comprises 15 companies balanced across the Satellite, Media, and European Telecom sectors, as well as other adjacent industries.

The 2025 comparator group consists of:

TSR Comparator Group
Eutelsat Communications S.A.
ViaSat, Inc.
Telesat Corporation
EchoStar Corporation
ProSiebenSat.1 Media SE
Telefonica SA
ITV Plc
RTL Group SA
Orange SA
BT Group Plc
Proximus NV
Millicom International Cellular SA
Royal Caribbean Ltd.
Gilat Satellite Networks Ltd.
Carnival Corporation & Plc

Remuneration Policy as applicable from 1 January 2026 | p. 8

The ratchet tables below show the calculation of each of the performance metrics, whereby: 1. The TSR payout is calculated as follows: 200% ·················································,—— Maximum No payout if performance is Shares below 75% of the panel median. Payout is proportionate between 150% 50% and 100% for performance achievements ranging from 100% Target 75% to 100%. Performance Payout is proportionate betweenof 100% and 200% for Threshold performance achievements 50% ranging from 100% to 150%. Vest Payout is capped at 200% for Proportionthat 0% performance exceeding 150%of the panel median. 0% 25% 50% 75% 100% 125% 150% 175% TSR Achievement SES has set the threshold 50% to 80% of the award. By performance at 75% of the median aligning its threshold vesting with peer performance, with 50% of the the lower vesting range observed award vesting for achieving this across its peers, SES ensures that performance. Peer data indicates variable compensation is delivered that TSR threshold performance is only for performance that is typically set between the lower stretching, thereby supporting quartile and the median shareholder value creation and of a comparator group, with adherence to industry best 2. The Synergy Target associated payouts ranging from practices. payout is calculated as follows: 200% Maximum No payout if performance is below 90% of target. Payout is proportionate between Shares 150% 50% and 100% for performance achievements ranging from 100% Target 90%to 100%. Payout is proportionate between Performance 100% and 200% forof 50% Threshold performance achievements ranging from 100%to 150%. Vest Payout at 200% (cap) if Proportionthat 0% performance is above 150%. 0% 25% 50% 75% 100% 125% 150% 175% Synergies Achievement Remuneration Policy as applicable from 1 January 2026 | p. 9

3. For CEO LTIs, the adjusted EBITDA and Net Debt Targets payout is calculated as follows:

- No payout if performance is below 80% of target.
- Payout is proportionate between 50% and 100% for performance achievements ranging from 80% to 100%.
- Payout is proportionate between 100% and 150% for performance achievements ranging from 100% to 130%.
- Payout at 150% (cap) if performance is above 130%.



Proportion of Performance Shares that Vest
150%
125%
100%
75%
50%
25%
0%
Maximum
Target
Threshold
0%
25%
50%
75%
100%
125%
150%
175%
Target Achievement (adjusted EBITDA, Net Debt)

Outcomes will be reported in the annual remuneration report.

Benefits

The following key benefits are offered to SLT members in line with local practices:

- **Pensions and health care plans:** In Luxembourg, pension contributions are 7% for the portion of salary up to the Social Security Ceiling (SSC) and 19% for the portion exceeding the SSC. The complementary pension scheme operates as a defined contribution plan. In the US, restoration plans provide retirement benefits that supplement the tax-qualified, defined contribution pension account defined in subsection 401(k) of the United States Internal Revenue Code.
  In the UK, the pension contribution is set at 12% of the YBS.
- **Health check-ups:** Regular health check-ups are provided.
- **Business travel health insurance:** Comprehensive international health insurance is available for all business travel, with an additional complimentary policy for the CEO.
- **Death and disability insurances:** Coverage for death and disability is included.
- **Long-term sick leave:** Provision for long-term sick leave is available if statutory local coverage is inferior.
- **Car allowances:** Car allowances are provided.

Additionally, several SLT members receive tax support, temporary housing assistance during relocation, and reimbursement of education fees for dependent children.

Remuneration Policy as applicable from 1 January 2026 | p. 10

Employment, Resignation and Termination Periodic Review SLT members are employed on a apply to members departing the This Policy will be reviewed permanent basis, with Company due to death, disability, regularly, at a minimum employment contracts in or retirement. These members will every three years. accordance with local benefit from an immediate vesting regulations: of all unvested equity. The Remuneration Three SLT members hold Both the Company and the SLT Committee is responsible employment contracts with an member may terminate the for advising the Board on American subsidiary of SES. employment contract with a notice any specific amendment One SLT member holds an period of six months. suggestions to this Policy. employment contract with The final version, which will a British subsidiary of SES. All SLT members are entitled to up be presented All other SLT members have to one year of YBS in the case of to shareholders, will be employment contracts with SES termination without cause by the approved by the Board. or with a Luxembourg Company, or termination with cause subsidiary of the Company. by the SLT member, provided they In accordance with the In the event of resignation or comply with the equivalent Shareholder Rights Law termination, any unvested portion restricted period for non-compete of August 1, 2019, the of outstanding stock options, and non-solicitation. This indemnity SES Board adopted a restricted shares, and includes any applicable statutory Remuneration Policy that performance shares will be severance payment. was formally submitted to immediately forfeited. Exceptions shareholders at the AGM SLT Members’ Share Ownership Program on April 3, 2025 and supported by 95.36% This program is designed to shares and/or FDRs. Over a four- approval votes. ensure that SLT members become year period, with equal annual shareholders in the Company, investments, SLT members must Adherence to the fostering a sense of ownership individually hold an amount equal Shareholder Rights Law and a commitment to creating to their YBS or twice the YBS for is made on a voluntary shareholder value. the CEO. For the purpose of and complementary assessing compliance with share basis and deviations to SLT members have an obligation to ownership requirements, the Remuneration Policy invest in SES equity via registered unvested restricted shares are may occur in exceptional included. circumstances upon Shareholder Vote & Disclosure decision of the SES Board. The Policy will be submitted to the An updated Remuneration shareholders at least once every policy, the Company will present Policy, with the three years or sooner if there are a revised policy for approval at accompanying material changes. the subsequent general meeting. remuneration report below, will be presented to the While the shareholder vote at the Following the vote, this Policy, Board prior to its AGM is advisory, should the AGM along with the date and results of submission to reject the proposed remuneration the vote, will be made available the shareholders at the annual meeting. on the Company’s website, where it will remain publicly accessible free of charge for as long as it is applicable. Remuneration Policy as applicable from 1 January 2026 | p. 11

Annual General Meeting

16	Determination of the remuneration of members of the Board of Directors

Draft resolution

The Board of Directors proposes to the Meeting that the remuneration of the Directors shall be calculated on the basis of an annual retainer targeted broadly at market median, as follows:

•	The retainer for the Chairman shall amount to EUR 150,000 (per year);

•	The retainer for the Vice-Chairpersons shall amount to EUR 100,000 (per year);

•	The retainer for a Director shall amount to EUR 80,000 (per year);

•	The retainer for the Chairman of the Audit & Risk Committee shall amount to EUR 25,000 (per year);

•	The retainer for a member of the Audit & Risk Committee shall amount to EUR 12,500 (per year);

•	The retainer for the Chairman of the Remuneration Committee shall amount to EUR 16,000 (per year);

•	The retainer for a member of the Remuneration Committee shall amount to EUR 8,000 (per year);

•	The retainer for the Chairman of the Nomination Committee shall amount to EUR 16,000 (per year);

•	The retainer for a member of the Nomination Committee shall amount to EUR 8,000 (per year);

Directors having their personal residence out of Europe shall receive an additional remuneration of EUR 15,000 each year, compensating for extra travel time.

All the amounts contained in the present resolution shall be net of any Luxembourgish withholding tax on directors’ fees.

SES, société anonyme, Château de Betzdorf, L-6815 Betzdorf	Annual General Meeting	2 April 2026

Annual General Meeting

17	Approval of the Remuneration Report

Draft resolution

The Board of Directors proposes to the Meeting to approve the Remuneration Report for 2025.

SES, société anonyme, Château de Betzdorf, L-6815 Betzdorf	Annual General Meeting	2 April 2026

Remuneration Report The following sections cover the SES Remuneration Policy and 2025 Remuneration Report. Both the Policy and the Report have enabling the organization to offer more been prepared by the Remuneration compelling alternatives to customers Committee. The primary role of the and strengthen its overall competitive committee is to review and advise positioning in a rapidly evolving market. the SES Board of Directors and Senior This new, large-scale entity will also Leadership Team on remuneration benefit from the collective talent, 2025 represented matters, ensuring they align with expertise, and proven track record of strategic objectives and comply both companies, further reinforcing its another active year with applicable laws and regulations. capability to execute with excellence. for the SES leadership At the same time, it will be expected and Remuneration 2025 represented another active to meet the highest standards of Committee, including a year for the SES leadership and business execution and shareholder number of changes to Remuneration Committee, including value creation. the Board appointed a number of changes to the Board-Senior Leadership Team appointed Senior Leadership Team Expanded capabilities will empower (SLT) following the 100% acquisition customers across Government, Mobility, (SLT) following the 100% of Intelsat. Fixed Data, and Media to extend their acquisition of Intelsat. network reach, add further resilience, This acquisition has significantly improve productivity across operations, reshaped the industry’s competitive and bring world-class experiences to landscape, creating a multi-orbit their end-users. operator with greater coverage, improved resilience, an expanded suite SES will continue to be of customer-centric solutions, and the headquartered and domiciled in enhanced resources required to invest Luxembourg while maintaining profitably in innovation. Beyond scale, a significant presence in the US – the combination unlocks meaningful notably in the greater Washington, operational and commercial synergies, D.C. area and Chicago Illinois. SES | Annual Report 2025 | 162

The transaction has significantly scaled and global ground network. Increase in headcount: our operations: Success is underpinned by our The acquisition brings together commitment to balance investment a wealth of collective talent, in innovation with the delivery +80% expertise, engineering knowledge, of €2.4B (NPV) in synergies and go-to-market capabilities. (85% of equity consideration), Headcount grew by 80% from of which 70% will be executed 2,134 at YE2024 to 3,845 within three years of closing. at YE2025 across close to Operating in a rapidly evolving Customer footprint 30 countries. market, the newly formed across countries: FY2025 financial results show organization will compete with a 34% revenue increase on a major technology and satellite reported basis to €2.6B. Adjusted companies for critical future skills 130 EBITDA rose by 19% such as software development, to €1.2B and backlog grew by AI, big data, and cloud expertise. 37.5% to €6.6B. The expanded The right talent and compensation revenue base now includes over strategy is essential for attracting 60 government organizations, and retaining top leaders to remain Like-for-like revenue in 2025(1): nearly two billion viewers competitive and drive growth. SES worldwide, five out of six is therefore working to strengthen major cruise line operators, its skills, leadership capabilities 30 commercial airline partners, and adopt a strategic, €3.5B and eight out of the world’s performance-driven approach top 10 mobile network operators. to executive remuneration. Our customer footprint touches over 130 countries. As a result of the acquisition, the Total assets also grew Remuneration Committee has substantially and now combine appointed 6 new members to the complementary multi-orbit Senior Leadership Team (SLT). satellite-based capabilities, Compensation packages have been 1. As if Intelsat fully consolidated from January 1, 2024 spectrum portfolio, reviewed to ensure they reflect the SES | Annual Report 2025 | 163

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The new SLT membership is a balanced representation of both companies' heritage and geographical locations.

increase in scope and responsibilities of the role; the diverse leadership locations that follow different pay practices; and the larger and more complex scale of operations; the evolving competitive talent market.

The following members were active in the SLT during the full year 2025:

- Chief Executive Officer (CEO): Adel Al-Saleh, located in Luxembourg
- Chief Product & Innovation Officer: Xavier Bertran, located in Luxembourg
- Chief Human Resources Officer: Veronika Ivanovic, located in Luxembourg
- Chief Strategy Officer: Nihar Shah, located in SES Tysons' office in Virginia, US
- Chief Integration & Transformation Officer: Greg Orton, with role expanded on July 17, 2025, having previously held the position of Chief M&A Officer at SES. Greg is located in Ireland.

New appointments during the year 2025:

- Elisabeth Pataki was appointed as Chief Finance Officer on June 16, 2025, joining the Company from Aerojet Rocketdyne. Located in Luxembourg, Elisabeth succeeded Sandeep Jalan, who acted in a supporting role until July 31, 2025.
- Aaron Shourie was appointed Chief Legal Officer on July 17, 2025. Aaron is currently located in SES Tysons' office, in Virginia, US.
- Adam Levy was appointed Chief Operations & Engineering Officer on July 17, 2025. He is currently located in Luxembourg for a temporary assignment, with permanent location in SES Tysons' office, in Virginia, US.
- Deepak Mathur was appointed as President - Media Vertical on July 17, 2025 from within SES. He has relocated to Luxembourg from Singapore.
- Jean-Philippe Gillet was appointed President – Fixed and Maritime Vertical on July 17, 2025. He is currently located in London, UK.
- Michael DeMarco was appointed President – Aero Vertical, on July 17, 2025. He is currently located in SES Tysons' office, in Virginia, US.

SES SLT members whose mandate ended on July 16, 2025:

- Chief Technology Officer Milton Filho Torres departed SES on November 30, 2025.
- Chief Commercial Officer John Paul Hemingway departed SES on August 17, 2025.
- Chief Legal Officer Thai Rubin departed SES on October 31, 2025.
- Chief Transformation Officer Fabien Loeffler took up another role within SES.

The Remuneration Committee has appointed Aon as its independent external advisor to assist with the remuneration review of all SLT members. With Aon's support, the Committee undertook a detailed benchmarking exercise designed to calibrate Senior Leadership Team (SLT) compensation in line with the SES hybrid business model by reflecting both US and European pay practices, as well as the increased scope and responsibility of the SLT roles.

As part of this review, the Committee established a global executive peer group comprised of direct satellite communications peers and companies from the wider telecommunications

SES | Annual Report 2025 | 164

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The new SLT membership is a balanced representation of both companies' heritage and geographical locations.


Geography

- Europe 64%
- US 36%


Heritage

- Heritage SES 64%
- Heritage Intelsat 36%

and technology industry. Selection was based on criteria such as revenue, market capitalization, and employee headcount, to reflect a range of companies similar to SES, both in terms of size but also requirements – including direct competitors in the search for talent.

The Remuneration Committee endorsed the executive peer group considering:

- broadened, diversified, and increased scope to 27 companies from 21, with 60% based in Europe and 40% in the United States.
- selected members with a higher market cap, revenue, and headcount:
  - Market cap €2B - €10B
  - Revenue €4B - €10B
  - Headcount 2,500 – 10,000.

It is important to note that the executive peer group was developed specifically for benchmarking executive pay. As such, it differs from our Total Shareholder Return (TSR) peer group, which is used to assess relative TSR performance under our long-term incentive plan. The executive peer group is focused on aligning remuneration practices with companies of similar size, scale, and industry characteristics; the TSR peer group, meanwhile, reflects the broader market against which stock performance is measured.

Peer group data and market positioning represent just two of several reference points used by the Remuneration Committee to guide pay decisions. The Remuneration Committee also considered other factors such as individual experience and performance; differences between the role as defined by SES compared to how it is typically structured in the general market; overall operational performance; internal parity among leadership members and within the organization; and the cost implications of any changes in remuneration. These amendments are intended to reinforce SES's ability to attract, retain, and motivate key talent across all operational locations while maintaining clear alignment with the Company's strategic priorities.

Following the review, the Remuneration Committee concluded that:

- SLT remuneration must reflect the new larger, more complex organization.
- With a presence spanning across Europe and the US, SES will continue granting Restricted Share Units (RSUs) and Performance Share Units (PSUs) as part of the Long-Term Incentive (LTI).
- Short-Term Incentives (STI) shifted to a differentiated performance-based model, based on the achievement of specific financial and operational Company targets, with recognition for individual contributions through a Performance Contribution Factor (PCF); the PCF comprises measurable metrics by SLT member, defined to support company targets, as approved by the Board. Full implementation of the PCF will be in 2026.

Evolution of the SLT performance philosophy is aimed at increasing accountability, while also recognizing our globally diverse talent, operating in a highly competitive and complex ecosystem.

The Remuneration Committee is committed to continuously reviewing, benchmarking and evaluating these structures to ensure that they reflect the complexity, size, geographical presence, and Company's strategic objectives, especially following significant activity or transactions such as the acquisition of Intelsat.

SES | Annual Report 2025 | 165

Remuneration Policy SES must attract qualified Remuneration should reflect the The duration of contracts or Directors and SLT members qualifications and experience required arrangements with Directors and to sustain its success, and of the Directors and SLT members, SLT members, applicable notice the personal risks they undertake, periods, main characteristics of remuneration plays a key role and the dedication and efforts they supplementary pension or early in achieving this goal. contribute to the Company. Additionally, retirement schemes, and the terms of, remuneration must be consistent with and payments linked to, termination. that of similar roles in other companies The decision-making process for and relative to the pay and employment the determination, review, and conditions of the Company’s employees. implementation of the Policy, including measures to avoid or The present Policy describes the manage conflicts of interest and, remuneration paid by the Company where applicable, the role of the to the Directors and members of the Remuneration Committee and Board-appointed Senior Leadership the Board. Team (SLT members): The procedural conditions under How remuneration contributes to which any derogation from the the Company’s objectives relating Policy can be applied, as well as to its business strategy, long-term the elements of the Policy from interests, and sustainability. which a derogation is possible. The different components of Arrangements for incoming remuneration, including all bonuses executives where the Remuneration and other benefits in whatever Committee considers it appropriate form, if any, awarded to Directors to offer buy-out awards to and SLT members, and their compensate for remuneration relative proportion. forfeited at a previous employer. Remuneration of the Directors Fixed remuneration per year The remuneration granted The fixed component of the Remuneration per meeting Directors to Directors consists of a remuneration amounts to €40,000 per receive €1,600 for each Board meeting fixed annual fee, and a fee year whereas the Vice Chairpersons or Board committee meeting they per Board or committee each receive an annual fixed fee of attend, except for the Audit and meeting attended as €48,000 and the Chairperson receives Risk Committee for which a fee of described on the right. a fee of €100,000 per year. €1,920 per meeting is paid. Directors participating in a meeting of a specific All these fees are stated Any Director chairing one of the project taskforce set up by the Board net of any Luxembourgish committees set up by the Board (if not of Directors receive a remuneration of withholding taxes that may the Chairperson of the Board) receives €1,600 per meeting. Out-of-Europe apply on directors’ fees. Board an annual fee of €8,000. The Chair resident Directors receive €15,000 / members do not receive any of the Audit and Risk Committee year compensation for the increased stock options or bonuses. (if not the Chairperson of the Board) cost and time invested in travelling to receives an annual fee of €9,600. the board meetings. SES | Annual Report 2025 | 166

Remuneration of SLT Members In line with the Charter of the in the meantime. The review compares In line with best Remuneration Committee, SLT the remuneration of SES SLT members practice, SES conducts remuneration matters are decided against those of their peers. an SLT remuneration by the Board after review and benchmark review recommendations from the Short-Term Incentive (STI) every three to five Remuneration Committee. The main objective of the annual bonus plan for the CEO and other years, unless a The remuneration of SLT members SLT members is to establish a significant activity or comprises of performance reward scheme that transaction occurs in two major components: links annual variable compensation 1. The compensation package, which to (i) the Company’s financial results, the meantime. In 2025 consists of a Yearly Base Salary (ii) its performance against specific the Remuneration (YBS”), Short-Term Incentive (“STI”), business objectives, and (iii) the Committee has and Long-Term Incentive (“LTI”); and individual performance of SLT members appointed an 2. Benefits include, but are not limited against contribution metrics set by to, car allowance, pension, health the CEO and the Board for each independent external care plans, and death and disability performance year. The plan ensures advisor to assist with insurance. alignment with and focus on the the remuneration review Company’s core objectives while Yearly Base Salary (YBS) underscoring individual accountability of all SLT members. The base salary of the CEO, as well as as essential to organizational success. that of other SLT members, is reviewed by the Remuneration Committee in The STI for SLT members is based on its first ordinary meeting of the year. their annual performance during the The Board has the sole authority to relevant calendar year, as assessed adjust the YBS of the CEO and other by the Remuneration Committee and SLT members, except for legally validated by the Board in February of required cost-of-living adjustments the following year, with payment made (i.e. Luxembourg index). in March of the following year. STI is part of the cash compensation provided For all new SLT nominations, in local currency. remuneration packages are validated by the SES Board and STI achievements, which include incorporate Remuneration Committee financial results and performance recommendations. Packages are based against business objectives, on external benchmarks provided by are reported in the annual compensation consultants, while also Remuneration Report. considering the level of qualification, experience, and employment conditions As a direct result of a comprehensive at the time of the offer. benchmarking exercise reflecting this new global footprint, which is In line with best practice, SES conducts now well represented by both sides an SLT remuneration benchmark review of the Atlantic, the On Target (STI) every three to five years, unless a percentage for the SLT has been significant activity or transaction occurs revised and harmonized. SES | Annual Report 2025 | 167

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As the Company has undergone a significant transformation, evolving into a new, integrated, and increasingly complex global organization with a substantial presence in both the United States and Europe, this strategic expansion requires an evolution in our executive compensation framework.

This critical adjustment serves multiple strategic imperatives:

1. **Global responsibilities of SLT members:** Regardless of their home location, the SLT members' responsibilities are Global, including managing globally spread teams. SLT presence and market visibility is critical particularly across Europe and the US.
2. **Global competitiveness and talent mobility:** The revision ensures our incentive structures are highly competitive across the key markets in which we now operate. By aligning our variable pay practices with a blended benchmark of both US and European market standards, we are directly addressing the competitive pressures of attracting and retaining top executive talent in both regions. Furthermore, this harmonization is essential for facilitating talent mobility across our international locations, a necessity for a truly global enterprise.
3. **Alignment with scale and complexity:** The adjusted STI structure aligns with the increased scale and international scope of the business. It reflects the significantly more complex operational and strategic challenges that are inherent in managing an integrated transatlantic organization.
4. **Performance culture and retention:** By ensuring our incentive structures remain competitive, we reinforce a strong, performance-driven culture at the senior leadership level. As we shift the overall SLT pay structure toward a higher proportion of variable pay, we directly align SLT member incentives with strategic and operational business delivery targets. The enhanced, market-aligned variable pay component is a vital tool for attracting and retaining the executive talent critical to driving and sustaining our global growth trajectory.

The STI target for all SLT members is now harmonized to 80% of the YBS and the STI target for the CEO remains 100% of the YBS. The minimum payout can be as low as 0% of the STI (meaning no STI payment), with a maximum payout capped at 150% of the annual bonus target, including the Performance Contribution Factor ("PCF"). Each SLT member's STI consists of three components:

- Financial Performance (70% of the STI).
- Strategic Business Objectives (30% of the STI).
- Performance Contribution Factor (as a multiplier, ranging between 80% - 120%).


70%
Company Performance Level
Target achievement on 3 financial measures against Budget:
• 40% Revenue
• 40% EBITDA adj.
• 20% Net Operating Cash Flow adj.
30%
Strategic Business Objectives (SBO)
Target achievement against Board approved strategic objectives at the start of the performance year
Performance Contribution Factor (PCF) as multiplier: between 80% - 120%

SES | Annual Report 2025 | 168

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The Financial Performance is measured by comparing actual achievements to budgeted targets across the following metrics with their respective weights: Revenue (40%), EBITDA (40%), and Net Operating Cash Flow (20%).

The budget targets for these metrics are established during the annual budget process and ultimately approved by the Board.
The financial performance payout is capped at 150% of the annual bonus target, applicable for a 107% target achievement for each of the three metrics separately. A performance threshold is set at 88% achievement, below which no compensation is awarded, as outlined below:


Maximum
Payout Factor
160%
140%
120%
100%
80%
60%
40%
20%
0%
Threshold
80%
88%
96%
104%
107%
115%
Target Achievement

Target Achievement	Value	Slope Factor from previous point
0.0%	0.0%	
X < 88.0	0.0%	0.0
88.0%	0.0%	
96.0%	80.0%	10.0
104.0%	120.0%	5.0
107.0%	150.0%	10.0
X > 107.0%	150.0%	

The Strategic Business Objectives are set on an annual basis and approved by the SES Board at the beginning of each year to ensure alignment with the Company's strategic roadmap. The Board measures achievement at the end of each performance year, based on recommendations from the Remuneration Committee. The payout for business objectives can be as low as 0% and is capped at 150% of the annual bonus target.

For the first half of 2025 strategic business objectives were based on stand-alone SES objectives and equally weighted among:

- Deliver compelling value in selected vertical markets,
- Relentlessly focus on customer experience,
- Build and scale a multi-orbit network,
- Develop a best-in-class SES team that drives a responsible company,
- Successful SES and Intelsat integration.

SES | Annual Report 2025 | 169

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Financial performance measures for H2 2025 were set to equally weighted Revenue and adjusted EBITDA targets approved by the Board. Strategic business objectives for H2 2025 were established for the combined entity, equally weighted to include:

- Deliver customer and shareholder value with vertical solutions,
- Transform the business with relentless focus on operational excellence,
- Build and scale a multi-orbit network,
- Develop a best-in-class SES team that drives a responsible company,
- Successful SES and Intelsat integration.

Following the acquisition, for the second half of 2025, the strategic business objectives were updated based on the combined company. Calculation of the first half (H1) CPL and SBO was conducted shortly after the close of the first half of 2025, allowing for a prompt analysis of the results to be incorporated into the overall assessment. By completing the calculation promptly, the organization was able to establish well-informed targets for the second half (H2) of 2025, ensuring continuity and alignment with strategic objectives.

Financial performance measures for H2 2025 were set to equally weighted Revenue and adjusted EBITDA targets approved by the Board. Strategic business objectives for H2 2025 were established for the combined entity, equally weighted to include:

- Deliver customer and shareholder value with vertical solutions,
- Transform the business with relentless focus on operational excellence,
- Build and scale a multi-orbit network,
- Develop a best-in-class SES team that drives a responsible company,
- Successful SES and Intelsat integration.

The Performance Contribution Factor is designed to strongly incentivize individual accountability in support of organizational results. As such, it represents a transition to a performance-based management system. Cascading from organizational objectives, the PCF metrics are interrelated yet distinct, as each level introduces specificity and sharpens execution focus. The metrics are articulated as individual goals that leaders can utilize to translate the Company's overarching priorities and outcomes into tactical, measurable deliverables that their functions can directly influence. The framework also establishes clear guidance on leadership values and behaviors. SES is committed to maintaining a consistent approach across the organization, embedding individual accountability into employee bonus plans.

The Board measures PCF performance at the end of each year, based on recommendations provided by the Remuneration Committee.

As 2025 was marked by significant transformation following the acquisition of Intelsat, the PCF was applied to SES stand-alone SLT members in H1 2025. For the second half of 2025, PCF was not applied, resulting in SLT members being measured solely by the financial and strategic objectives results. PCF will be implemented for all SLT members in 2026.

Long-Term Incentive (LTI)
The LTI is regulated by the Equity Based Compensation Plan (EBCP).

The objective of the EBCP is to enhance the competitiveness of the Company and its affiliates in attracting and retaining top global leadership talent, thereby positioning the Company as a global employer of choice. Additionally, the EBCP is designed to ensure that SLT members become shareholders, fostering a sense of ownership and enabling them to benefit from their contributions to increasing shareholder value.

To this end, the EBCP provides a framework for the grant or award of equity-based incentive compensation in the form of restricted shares and performance shares, which shall be determined and approved by the Board in its sole discretion, based on recommendations from the Remuneration Committee.

SES | Annual Report 2025 | 170

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In view of our expanded presence in the US and Europe, our LTI opportunity is fair and reflective of the global nature of our peer group, striking a balance between the attractive, retention-focused incentives typically offered by US companies and the less dilutive, performance-focused LTI levels prevalent in Europe. Specifically, the benchmarking exercise we undertook against the global executive peer group showed that over 50% of our peers use a combination of LTI vehicles.

In view of our expanded presence in the US and Europe, and the necessity to compete for executive talent globally, we have reviewed market practices in both regions to ensure our long-term incentive opportunity and vehicle mix remain competitive.

It is standard market practice in the US to grant LTI awards in the form of equally split time- and performance-based awards. And while in Europe, the expectation remains that awards are predominantly based on performance, we recognize a growing trend towards including a portion of awards linked solely to service. Specifically, the benchmarking exercise we undertook against the global executive peer group showed that over 50% of our peers use a combination of LTI vehicles. Among the most prevalent combination of vehicles used by more than 30% of our peers, the average distribution was approximately 40% RSUs and 60% PSUs, with US companies showing a more balanced approach, while European companies relying more heavily on PSUs.

In this context, we believe that our current vehicle mix of 25% RSUs and 75% PSUs is well-balanced and aligns with the prevailing practices observed among our global peers. This strategy allows us to provide competitive awards while effectively managing overall costs.

Regarding the overall quantum, our LTI opportunity is fair and reflective of the global nature of our peer group, striking a balance between the attractive, retention-focused incentives typically offered by US companies and the less dilutive, performance-focused LTI levels prevalent in Europe.

As a result of benchmarking efforts, the SLT remuneration packages have been recalibrated to reflect the scale and complexity of the new organization, with a focus on driving long-term strategic outcomes. LTI On Target percentages have been adjusted to ensure that all SLT members have meaningful participation and influence in the Company's long-term performance, thereby supporting sustained shareholder returns. This approach considers the impact of US compensation practices, acknowledging the differences in market expectations and reward structures between the US and Europe to ensure competitiveness and internal equity across the integrated leadership team. SLT On Target LTI grants now range from 110% of YBS, up to 150% of YBS, with a mix of 25% RSUs and 75% PSUs.

For consistency with peers, the CEO LTI On Target percentage has been adjusted as well, however the prevalence of performance shares is higher, with breakdown as follows:

- 120% of YBS, with a mix of 25% RSUs and 75% PSUs, granted with the annual corporate grant cycle, harmonizing performance metrics across all recipients;
- 230% of YBS as 100% PSUs, granted following year-end annual business plan approval, with key financial metrics central to SES long-term success.

With this approach, the CEO performance-driven equity compensation is tightly linked to shareholders value creation, reinforced further with SES Performance Shares payout tied to synergy execution and key company financial metrics (EBITDA, Net Debt).

SES | Annual Report 2025 | 171

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In the 2025 annual corporate equity grant cycle, performance metrics were enhanced to include a commitment to achieving successful integration of SES and Intelsat, through the delivery of synergies.

The ESG modifier introduced in 2023 has now been removed from the performance-based LTI.
Given the issuance of Executive Order 14173 ("Ending Illegal Discrimination and Restoring Merit-Based Opportunity"), which applies to federal contracts and grants and requires contractors to certify that they do not operate any programs promoting DEI in violation of federal anti-discrimination laws, continuing to maintain a DEI metric carries significant risks for SES.

Additionally, the complexity of establishing and accurately measuring unified CO2 emission targets and outcomes for the newly combined organization necessitates the creation of a new baseline for CO2 targets, with the aim of implementing these with the 2026 grants.

Benchmarking has also revealed that ESG and DEI metrics are less prevalent among SES's peers, with approximately 11% using CO2 metrics.

The Board usually approves the annual grant during its April meeting based on a recommendation from the Remuneration Committee. This year, however, the Board approved the grant awards in July following the completion of the Intelsat acquisition, with vesting aligned to the Company's regular grant date (June 1, 2028) and enhanced performance criteria related to committed acquisition synergies.

Restricted Shares
The Restricted shares are Fully Diluted Rights (FDRs) granted with the sole condition that at the time of vesting, the SLT member is employed by the Company. The restricted shares vest on June 1 of the third year following the year of the grant.

The number of restricted shares granted is determined by multiplying the relevant YBS by the applicable percentage and dividing by the average of the closing prices of the Company's FDRs over the preceding 15 days at the Paris stock exchange. This is subject to review by the Remuneration Committee for each grant year.

Performance Shares
Performance shares are FDRs contingent upon the achievement of performance targets, as set out in the EBCP or approved by the Board based on recommendations from the Remuneration Committee. Unless otherwise specified by the Remuneration Committee, Performance shares will vest on June 1 of the third year following the grant ("Share Vesting Date"), subject to the Participant's continued employment with the Company or an Affiliate.

In 2025 annual corporate grant cycle, performance metrics were enhanced to include a commitment to achieving successful integration of SES and Intelsat, through the delivery of synergies, with grant performance measured as follows:

- 50% of performance conditions objective: Total Shareholder Return (TSR) performance compared to panel median, maintaining unchanged payout conditions as per the ratchet table below;
- 50% of performance conditions objective: achieve 260 million EUR in operating and capital expenditure run-rate savings by year 3 (70% of the final target of 370 million EUR to be achieved by year 5), with payout conditions outlined in the ratchet table below.

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The performance-based CEO year-end equity grant, linked to SES's year-end business plan cycle, measures performance over three years based on two equally weighted targets: adjusted EBITDA (50%) and Net Debt (50%), as defined in the Board-approved business plan.

The 2025 CEO year-end equity grant is subject to a three-year vesting period, with vesting date December 31, 2028. The vesting value of the grant will be determined on the date that the Board has confirmation of the audited financial results for the financial year ended December 31, 2028 and requires continued employment on the vesting date.

The number of performance shares granted is determined by multiplying the relevant YBS by the applicable On Target percentage and dividing by the average share price measured over the preceding 15 days.

Total Shareholder Return (TSR) is the retained metric for assessing financial performance. It is measured relative to the median TSR performance of a panel of comparable companies during the vesting period and possesses the following characteristics:

- The ending share price is determined based on the average share price during the three-month period preceding the vesting date, specifically from February 1, 2029, to April 30, 2029, considering only trading days.
- The starting share price is calculated using the average share price during the three-month period of the grant year from February 1, 2026, to April 30, 2026, also considering only trading days.
- Measurement is based on the Volume Weighted Average Price.
- The outcome is reviewed by the Remuneration Committee prior to the Share Vesting Date.

The comparator group is regularly reviewed by the Remuneration Committee and is determined based on multiple factors, including company size, business mix, geographic distribution, and TSR correlation.

The Total Shareholder Return (TSR) comparator group comprises 15 companies balanced across the Satellite, Media, and European Telecom sectors, as well as other adjacent industries.

The 2025 comparator group consists of:

TSR Comparator Group
Eutelsat Communications S.A.
ViaSat, Inc.
Telesat Corporation
EchoStar Corporation
ProSiebenSat.1 Media SE
Telefonica SA
ITV Plc
RTL Group SA
Orange SA
BT Group Plc
Proximus NV
Millicom International Cellular SA
Royal Caribbean Ltd.
Gilat Satellite Networks Ltd.
Carnival Corporation & Plc

SES | Annual Report 2025 | 173

The ratchet tables below show the calculation of each of the performance metrics, whereby: 1. The TSR payout is calculated as follows: Vest 200%·················································,—— Maximum No payout if performance is that below 75% of the panel median. 150% Payout is proportionate between Shares 50% and 100% for performance achievements ranging from Target 100% 75% to 100%. Payout is proportionate between Performance 100% and 200% for performance of 50% Threshold achievements ranging from 100% to 150%. Payout is capped at 200% for Proportion 0% performance exceeding 150% 0% 25% 50% 75% 100% 125% 150% 175% of the panel median. TSR Achievement SES has set the threshold performance 50% to 80% of the award. By aligning at 75% of the median peer its threshold vesting with the lower performance, with 50% of the award vesting range observed across its vesting for achieving this performance. peers, SES ensures that variable Peer data indicates that TSR threshold compensation is delivered only for performance is typically set between performance that is stretching, the lower quartile and the median thereby supporting shareholder of a comparator group, with value creation and adherence to associated payouts ranging from industry best practices. 2. The Synergy Target payout is Maximum calculated as follows: Vest 200% No payout if performance is that below 90% of target. 150% Payout is proportionate between Shares 50% and 100% for performance achievements ranging from 90% Target to 100%. 100% Payout is proportionate between Performance 100% and 200% for performance of 50% Threshold achievements ranging from 100% to 150%. Payout at 200% (cap) if Proportion 0% performance is above 150%. 0% 25% 50% 75% 100% 125% 150% 175% Synergies Achievement SES | Annual Report 2025 | 174

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3. For CEO LTIs, the adjusted EBITDA and Net Debt Targets payout is calculated as follows:

- No payout if performance is below 80% of target.
- Payout is proportionate between 50% and 100% for performance achievements ranging from 80% to 100%.
- Payout is proportionate between 100% and 150% for performance achievements ranging from 100% to 130%.
- Payout at 150% (cap) if performance is above 130%.


Proportion of Performance Shares that Vest
150%
125%
100%
75%
50%
25%
0%
Maximum
Target
Threshold
0%
25%
50%
75%
100%
125%
150%
175%
Target Achievement (adjusted EBITDA, Net Debt)

Outcomes will be reported in the annual remuneration report.

Benefits

The following key benefits are offered to SLT members in line with local practices:

- **Pensions and health care plans:** In Luxembourg, pension contributions are 7% for the portion of salary up to the Social Security Ceiling (SSC) and 19% for the portion exceeding the SSC. The complementary pension scheme operates as a defined contribution plan. In the US, restoration plans provide retirement benefits that supplement the tax-qualified, defined contribution pension account defined in subsection 401(k) of the United States Internal Revenue Code. In the UK, the pension contribution is set at 12% of the YBS.
- **Health check-ups:** Regular health check-ups are provided.
- **Business travel health insurance:** Comprehensive international health insurance is available for all business travel, with an additional complimentary policy for the CEO.
- **Death and disability insurances:** Coverage for death and disability is included.
- **Long-term sick leave:** Provision for long-term sick leave is available if statutory local coverage is inferior.
- **Car allowances:** Car allowances are provided.

Additionally, several SLT members receive tax support, temporary housing assistance during relocation, and reimbursement of education fees for dependent children.

SES | Annual Report 2025 | 175

Employment, Resignation and Termination Periodic Review SLT members are employed on a apply to members departing the permanent basis, with employment Company due to death, disability, This Policy will be reviewed contracts in accordance with local or retirement. These members will regularly, at a minimum every regulations: benefit from an immediate vesting three years. Three SLT members hold of all unvested equity. employment contracts with an The Remuneration Committee American subsidiary of SES. Both the Company and the SLT is responsible for advising One SLT member holds an member may terminate the the Board on any specific employment contract with employment contract with a notice amendment suggestions to a British subsidiary of SES. period of six months. this Policy. The final version, All other SLT members have which will be presented employment contracts with SES All SLT members are entitled to up to shareholders, will be or with a Luxembourg subsidiary to one year of YBS in the case of approved by the Board. of the Company. termination without cause by the Company, or termination with cause by In accordance with the In the event of resignation or the SLT member, provided they comply Shareholder Rights Law termination, any unvested portion of with the equivalent restricted period of August 1, 2019, the outstanding stock options, restricted for non-compete and non-solicitation. SES Board adopted a shares, and performance shares will This indemnity includes any applicable Remuneration Policy that be immediately forfeited. Exceptions statutory severance payment. was formally submitted to shareholders at the AGM SLT Members’ Share Ownership Program on April 3, 2025 and supported by 95.36% This program is designed to shares and/or FDRs. Over a four- approval votes. ensure that SLT members become year period, with equal annual shareholders in the Company, investments, SLT members must Adherence to the fostering a sense of ownership individually hold an amount equal Shareholder Rights Law and a commitment to creating to their YBS or twice the YBS for the is made on a voluntary shareholder value. CEO. For the purpose of assessing and complementary compliance with share ownership basis and deviations to SLT members have an obligation to requirements, unvested restricted the Remuneration Policy invest in SES equity via registered shares are included. may occur in exceptional circumstances upon decision Shareholder Vote & Disclosure of the SES Board. An updated Remuneration The Policy will be submitted to the a revised policy for approval at Policy, with the shareholders at least once every the subsequent general meeting. accompanying remuneration three years or sooner if there are report below, will be material changes. Following the vote, this Policy, along presented to the Board with the date and results of the prior to its submission to While the shareholder vote at the vote, will be made available on the the shareholders at the AGM is advisory, should the AGM Company’s website, where it will annual meeting. reject the proposed remuneration remain publicly accessible free of policy, the Company will present charge for as long as it is applicable. SES | Annual Report 2025 | 176

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Remuneration Report

Directors' Remuneration

In 2025, the Annual General Meeting of shareholders approved the remuneration for the Members of the Board of Directors through a resolution submitted by the Board of Directors.

The shareholders voted to maintain the directors' fees at the previous year's level with a majority of 92.62. Directors' fees have not risen since 2008, with the exception of the fees paid to the Chair and members of the Audit and Risk Committee, which were increased in 2015 in accordance with best practices.

Each director received a fixed fee of €40,000 per year, each Vice Chair received an annual fixed fee of €48,000, and the Chair received a fee of €100,000 per year. Directors chairing any of the committees established by the Board, excluding the Chair of the Board of Directors, received additional remuneration of €8,000 per year. The director chairing the Audit and Risk Committee received additional remuneration of €9,600 per year.

Attendance fees for each Board or Board Committee meeting were set at €1,600, except for meetings of the Audit and Risk Committee, for which directors received €1,920 per meeting. Attendance fees for specific project taskforce meetings established by the Board of Directors were also €1,600 per meeting. Beginning in 2023, directors are entitled to receive attendance fees for each meeting, even when multiple meetings occur on the same day. Specific remuneration of €15,000 per year for out-of Europe resident directors was introduced in 2025 to compensate for the increased costs and time invested in travelling to the board meetings. All fees are net of any Luxembourg withholding taxes.

Total payments to directors for attendance at board and committee meetings amounted to EUR 1 million (2024: EUR 1 million), 2023: 1.2 million). These payments are computed on a fixed and variable basis; the variable part being based upon attendance at board and committee meetings.

The total net remuneration expenses for the members of the Board of Directors for the year 2025 (net of Luxembourg withholding tax) amounted to €831,826. 67. €518,266.67 represented the fixed portion of the Board fees, with the remaining €298,560 categorized as variable fees. The gross overall figure (including withholding taxes) for 2025 was €1,039,783.33, compared to a gross remuneration of €1,208,500 in 2024. The 2025 remuneration encompasses fees for eight Board meetings and the meetings of the Board Committees referenced in the table below. The amounts reflect the Board fees expensed during the year 2025.

During 2025, the Board and the Committees of the Board were composed as follows:

- Frank Esser, Chair
- Anne-Catherine Ries, Vice-Chair
- Peter van Bommel, Vice-Chair
- Fabienne Bozet
- Françoise Thoma
- Katrin Wehr-Seiter
- Carlo Fassbinder
- Ellen Lord
- John Shaw
- Joe Cohen
- Ramu Potarazu (until February 25, 2025)
- Kaj-Erik Relander (until September 19, 2025)
- Jacques Thill (until December 31, 2025)

The composition of the committees, chairs, and members:

Remuneration Committee:

- Françoise Thoma, Chair
- Frank Esser
- Anne-Catherine Ries
- Ramu Potarazu (until February 25, 2025)
- Ellen Lord
- Peter van Bommel
- Katrin Wehr-Seiter

Audit and Risk Committee:

- Peter van Bommel (independent), Chair
- Fabienne Bozet (independent)
- Carlo Fassbinder
- Françoise Thoma
- Joseph C. Cohen (independent)
- Kaj-Erik Relander (independent) (until September 19, 2025)
- Katrin Wehr-Seiter (independent)

Nomination Committee:

- Anne-Catherine Ries, Chair
- Frank Esser (independent)
- Kaj-Erik Relander (independent) (until September 19, 2025)
- John Shaw (independent)
- Jacques Thill (until December 31, 2025)

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The detailed overview of the individual remunerations expensed in 2025 and 2024 to each Director is provided as follows:

	2025 (for Meetings Q1 2025 to Q4 2025)			
in EUR	Directors Remuneration	Attendance Fees	Taxes	Total
Frank Esser (Chair)	100,000	38,400	34,600	173,000
Anne-Catherine Ries (Vice-Chair)	56,000	36,800	23,200	116,000
Peter van Bommel (Vice-Chair)	57,600	33,280	22,720	113,600
Fabienne Bozet	40,000	20,480	15,120	75,600
Ellen Lord	30,000	28,850	14,713	73,563
Carlo Fassbinder	40,000	20,480	15,120	75,600
Ramu Potarazu	6,667	4,800	2,867	14,333
Kaj-Erik Relander	29,457	19,840	12,324	61,621
John Shaw	30,000	28,850	14,713	73,563
Joseph C. Cohen	10,543	5,120	3,916	19,579
Jacques Thill	40,000	25,600	16,400	82,000
Françoise Thoma	48,000	33,280	20,320	101,600
Katrin Wehr-Seiter	40,000	33,280	18,320	91,600
Total	**528,267**	**329,060**	**214,332**	**1,071,658**

	2024 (for Meetings Q1 2024 to Q4 2024)			
in EUR	Directors Remuneration	Attendance Fees	Taxes	Total
Frank Esser (Chair)	100,000	36,800	34,200	171,000
Anne-Catherine Ries (Vice-Chair)	56,000	35,200	22,800	114,000
Peter van Bommel (Vice-Chair)	57,600	36,800	23,600	118,000
Fabienne Bozet	40,000	28,800	17,200	86,000
Jennifer Byrne	30,000	24,000	13,500	67,500
Carlo Fassbinder	40,000	27,200	16,800	84,000
Ramu Potarazu	40,000	110,400	37,600	188,000
Kaj-Erik Relander	40,000	35,200	18,800	94,000
Jacques Thill	40,000	28,800	17,200	86,000
Françoise Thoma	48,000	35,200	20,800	104,000
Katrin Wehr-Seiter	40,000	36,800	19,200	96,000
Total	**531,600**	**435,200**	**241,700**	**1,208,500**

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The remuneration of the SLT members comprises two major components:

- Compensation package composed of the yearly base salary, short term incentives (STI), and long-term incentives (LTI); as well as
- Benefits package which is aligned with local and market practices.

Remuneration of the Members of the SLT

The remuneration of the members of the SLT is determined by the Board and is based on recommendations from the Remuneration Committee.

The total remuneration of the CEO, CFO, COEO, CPIO and other SLT members follows the principles set out in the Remuneration policy and is provided in the table:

2025 Remuneration (in EUR)	Yearly Base Salary[1]	Annual STI (Bonus)	LTI (Equity)[2]	Pension Expenses	Other Benefits and Payments[3]	Total
Chief Executive Officer	1,169,167	883,420	1,383,609	199,508	62,654	3,698,357
Chief Financial Officer[4]	267,878	156,905	-	3,787	22,107	450,677
Chief Operations & Engineering[5]	190,939	25,616	-	294	46,117	262,966
Chief Product and Innovation Officer	382,908	245,585	38,397	50,358	62,386	779,633
Other SLT Members[6]	1,698,054	659,499	36,950	129,647	341,034	2,865,184
Total SLT	**3,708,946**	**1,971,025**	**1,458,956**	**383,594**	**534,297**	**8,056,818**

1. Yearly base salary of other (than CEO, CFO, CO&E and CPIO) Senior Leadership Team members ranges from 302,128 EUR to 446,809 EUR with an average at 376,407 EUR
2. Number of shares granted in 2022 and vesting in 2025 multiplied by prevailing share price at vesting date. The vesting of Performance Shares was subject to the achievement of the Total Shareholder Return ("TSR")

2a. The CEO's LTI amount reflects the payout associated with the buy-out of his previous employer's LTI and Share Matching Plan.

3. Other benefits and payments include health care plans, death and disability insurance, car allowances and other payments
4. Chief Financial Officer as of June 16, 2025 (date of appointment to SES SLT)
5. Chief Operations & Engineering Officer as of July 17, 2025 (date of appointment to the SLT)
6. Chief Legal Officer, President - Media Vertical , President - Fixed and Maritime Vertical, President – Aero Vertical as of July 17, 2025 (date of appointment to the SLT)
7. Additional 0.93M EUR was paid to cover taxes resulted from vesting of Intelsat equity at close for appointed SLT members, where applicable.
8. Additional gross amounts paid to SES SLT members with mandates ending in 2025: 2.2M EUR YBS and auxiliary payments, 0.3M EUR vested LTI, 1M EUR STI 2025 and 2.6M EUR settlement as per contractual terms & conditions.

2024 Remunerations (in EUR)	Yearly Base Salary[1]	Annual STI (Bonus)	LTI (Equity)[2]	Pension Expenses	Other Benefits and Payments[3]	Total
Chief Executive Officer (4)	1,091,750	1,300,744	1,782,096	188,922	860,430	5,223,942
Chief Financial Officer	476,323	457,607	218,155	71,991	23,258	1,247,334
Chief Legal Officer	353,430	339,543	129,540	18,622	25,118	866,253
Chief Commercial Officer	459,006	448,497	188,886	19,925	44,966	1,161,279
Chief Product and Innovation Officer	273,750	263,473	-	33,305	37,628	608,156
Other SLT Members (5)	**555,997**	**292,566**	**77,373**	**26,325**	**437,278**	**1,389,539**
Total SLT	**3,210,256**	**3,102,430**	**2,396,050**	**359,089**	**1,428,678**	**10,496,503**

1. Yearly base salary of other (than CEO, CFO, CLO, CCO and CPIO) Executive Team Members ranges from 275,000 EUR to 361,803 EUR with an average at 326,844 EUR
2. Number of shares granted in 2021 and vesting in 2024 multiplied by prevailing share price at vesting date. The vesting of Performance Shares was subject to the achievement of the Total Shareholder Return ("TSR")

2a. The CEO's LTI amount reflects the payout associated with the buy-out of his previous employer's LTI and Share Matching Plan.

3. Other benefits and payments include health care plans, death and disability insurance, car allowances and other payments
4. Adel Al-Saleh 11 months remuneration (as of 01.02.2024) and Ruy Pinto as interim CEO (end date 31.01.2024)
5. Chief People Officer (Veronika Ivanovic as of 01/09/2024), Interim CTO (Milton TORRES FILHO) and Chief Transformation Officer (Fabien Loeffler as of 01/09/2024)

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The average to highest compensation ratio (comprising yearly base salary and short term incentive at target) for all employees at the level of SES S.A. is 1:17, which remains below market benchmarks and ratios that can be observed in CAC 40 or FTSE 100 companies.

Yearly Base Salary (YBS)
Yearly base salary is subject to an annual review by the Remuneration Committee.

For new appointments, base salaries are measured against external benchmarks, taking into account the qualifications and experience required, as well as the employment conditions at the time of the offer.

Short-Term Incentive (STI)
The primary objective of the annual bonus plan for the CEO and other SLT members is to establish a performance based reward scheme that links annual variable compensation to (i) the Company's financial results (70%), (ii) its performance against specific business objectives (30%), and (iii) the individual performance of SLT members against contribution metrics set by the Board for each performance year (as multiplier). The plan ensures alignment and focus towards the Company's financial performance commitments and core objectives, while underscoring individual accountability as essential to organizational success.

H1 Financial Performance Component of annual Short-Term Incentive (Bonus)

Annual Bonus	Metric[1]	Target in M EUR	Actuals in M EUR	Achievement in %	Pay-out per metric	Weighting	Pay-out
Financial Performance (70%)	Revenue	965.0	977.7	101.0%	105.0%	40%	128.0%
	Adjusted EBITDA[2]	489.3	521.1	106.0%	140.0%	40%	
	Net Operating Cash Flow	406.0	480.0	118.0%	150.0%	20%	

H2 Financial Performance Component of annual Short-Term Incentive (Bonus)

Annual Bonus	Metric[1]	Target in M EUR	Actuals in M EUR	Achievement in %	Pay-out per metric	Weighting	Pay-out
Financial Performance (70%)	Revenue	2,043.0	1,718.0	83.90%	0.0%	50%	0%
	Adjusted EBITDA[2]	942.0	712.0	75.58%	0.0%	50%	

1. Based on reported EUR/USD FX
2. Adjusted EBITDA excludes material exceptional items, such as certain M&A expenses, Restructuring costs, etc.

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For confidentiality purposes, the achievement of business objectives is reported in aggregate, with each objective weighted between 20% and 30%.

H1 SBO Performance

Objective	Objective Weighting	Achieved	Weighted Achievement
Deliver compelling value in selected vertical markets	20%	94%	18.84%
Relentless focus on customer experience	20%	102%	20.33%
Build & Scale a multi orbit network	20%	84%	16.80%
Develop a best-in-class SES team that drives a responsible company	20%	100%	20.00%
Successful Intelsat Integration	20%	123%	24.67%
Total	100%		∑ = 100.64%

H2 SBO Performance

Objective	Objective Weighting	Achievement	Weighted Achievement
Successful SES and Intelsat Integration	20%	106%	21.22%
Deliver customer and shareholder value with vertical solutions	20%	90%	17.98%
Transform the business with relentless focus on operational excellence	20%	108%	21.53%
Build & Scale a multi orbit network	20%	102%	20.44%
Develop a best-in-class SES team that drives a responsible company	20%	96%	19.14%
Total	100%		∑ = 100.33%

The main achievements in 2025 contributing to the % overall pay-out were as follows:

- **Successful SES and Intelsat Integration**
  Successfully closed the deal mid-2025, completing regulatory and compliance milestones; implemented the new operating model and surpassed synergy targets while ensuring transition to the end-state roadmap is on track.
- **Deliver customer and shareholder value with vertical solutions**
  Launched key products and partnerships, secured strategic customers and contracts, and delivered revenue and profitability performance by leveraging combined capabilities across each vertical.
- **Transform the business with relentless focus on operational excellence**
  Delivered major operational-excellence gains by sharply reducing Major Incidents and impact duration, achieving industry-leading network availability, accelerating service activation, and driving process

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The annual bonus plan ensures alignment and focus towards the Company's financial performance commitments and core objectives, while underscoring individual accountability as essential to organizational success.

and efficiency improvements leveraging AI.

- **Build and scale a multi-orbit network**
  Expanded and strengthened the multi-orbit network by increasing mPOWER capacity and delivering services on time, advancing IRIS[2] and future-MEO groundwork, completing upstream verticalization set-up milestones, securing diversification pathways, and progressing additional C-band spectrum clearing in the US.
- **Develop a best-in-class SES team that drives a responsible Company**
  Strengthened people and sustainability foundations by embedding the new culture and values across the newly combined organization, improving employee engagement, and achieving significant Co2-reduction progress.

The SES Board has confirmed a total SLT bonus payout for 2025 of €2 million, which will be distributed among SLT members. This annual bonus pertains to the performance year 2025 and is scheduled for disbursement in March 2026.

The following table provides an overview of the 2025 annual bonuses for the CEO, CFO, COEO, CPIO, and other SLT members:

STI Senior Leadership Team Expense

Annual STI (Bonus) 2025 performance year in EUR	Bonus at target (Abs.)	Bonus at target (% of Base Salary)	Percentage achievement[1]	Bonus Amount[2]	Bonus amount/ Target
Chief Executive Officer	**1,178,750**	**100%**	**74.9%**	**883,420**	**74.9%**
- Financial Performance (70%)	825,125		64.0%	528,080	64.0%
- Business Objectives (30%)	353,625		100.5%	355,340	100.5%
Chief Financial Officer[3]	**209,359**	**80%**	**74.9%**	**156,905**	**74.9%**
- Financial Performance (70%)	146,551		64.0%	93,793	64.0%
- Business Objectives (30%)	62,808		100.5%	63,112	100.5%
Chief Operations & Engineering	**85,106**	**80%**	**30.1%**	**25,616**	**30.1%**
- Financial Performance (70%)	59,574		0.0%	-	0.0%
- Business Objectives (30%)	25,532		100.3%	25,616	100.3%
Chief Product and Innovation Officer	**308,828**	**80%**	**79.5%**	**245,585**	**79.5%**
- Financial Performance (70%)	216,179		69.6%	150,529	69.6%
- Business Objectives (30%)	92,648		102.6%	95,055	102.6%
Other SLT Members[2]	**1,151,722**	**[80-100]%**	**57.3%**	**659,499**	**57.3%**
- Financial Performance (70%)	806,205		38.7%	311,810	38.7%
- Business Objectives (30%)	345,516		100.6%	347,689	100.6%

1. Achievement against Financial Performance metrics amounts to 128.00% for H1 and 0.00% for H2. Achievement against Business Objectives is 100.64% for H1 and 100.33% for H2
2. The pre-close bonus amount of 1.1M EUR has already been communicated in line with Intelsat's pre-close commitment. Only post-close bonus amount included here, which drives the lower % achievement (57.3%) for aggregated Other SLT Members.
3. Bonus pro-rated from 16th June 2025, the date appointed as CFO

SES | Annual Report 2025 | 182

Operational & Strategic Report | Environmental, Social & Governance Report | Corporate Governance & Remuneration Report | Financial Statements & Accounts

Long-Term Incentive (LTI)
The third component of the compensation package pertains to the equity granted by the Company. This plan, overseen by the Remuneration Committee, allows for the granting of restricted shares and performance shares. The 2025 SLT grants were allocated according to the Remuneration Policy.

For the 2025 vesting of Performance Shares, SES achieved a Total Shareholder Return of -15.7% compared to the 5% median performance of the panel of comparable companies. This resulted in a 50% vesting of the performance shares granted in 2022.

In 2025, the members of the SLT were awarded a total of 360,468 Restricted Shares as part of the Company's long-term incentive plan, along with 1,224,713 Performance Shares. The table below provides a detailed overview of the 2025 equity grants and vesting, as well as the current total shareholdings for the CEO, CFO, COEO, CPIO, and other SLT members.

		Long Term Incentive Plan - 2025 Equity Grant			Equity Vesting in 2025		Registered shares and FDR's - December 31, 2025
	Components	Grant Year	Vesting Year[2]	Units granted	Grant Year	Units vested	
Chief Executive Officer[1]	Stock Options			-	-	-	210,000
	Performance Shares	2025	2028	693,279	-	-	
	Restricted Shares	2025	2028	63,024	-	-	
Chief Financial Officer[3]	Stock Options			-	-	-	
	Performance Shares	2025	2028	45,474	-	-	
	Restricted Shares	2025	2028	135,458	-	-	
Chief Operations & Engineering	Stock Options			-	-	-	
	Performance Shares	2025	2028	88,411	-	-	
	Restricted Shares	2025	2028	29,470	-	-	
Chief Product and Innovation Officer	Stock Options			-	2022	51,252	7,625
	Performance Shares	2025	2028	69,506	2022	4,575	
	Restricted Shares	2025	2028	23,169	2022	3,050	
Other SLT Members	Stock Options			-	2022	50,160	68,634
	Performance Shares	2025	2028	328,043	2022	4,478	
	Restricted Shares	2025	2028	109,347	2022	2,985	

1. CEO received an additional performance equity grant of 230% of YBS . Please refer to the remuneration policy for more details
2. CFO received an additional sign-on restricted equity grant in lieu of forfeiting her equity grant with previous employer
3. Performance and Restricted Shares: vesting on the third year following the year of the grant
4. Stock Options: last grant was in 2022. All Stock option grants are now fully vested
5. Registered Shares and FDR's: Privately owned SES shares

SES | Annual Report 2025 | 183

Long Term Incentive Plan Equity Vesting Registered shares and - 2024 Equity Grant in 2024 FDR’s—December 31, 2024 Components Grant Vesting Units Grant Year Units Year Year² granted vested Stock Options 2020 to 2021 210,000 Chief Executive Performance Shares 2024 2027 341,472 2021 Officer¹ Restricted Shares 2024 2027 113,824 2021 Chief Stock Options 2020 to 2021 151,451 89,482 Financial Performance Shares 2024 2027 48,324 2021 34,308 Officer Restricted Shares 2024 2027 16,108 2021 7,624 Stock Options 2020 to 2021 88,569 76,693 Chief Legal Performance Shares 2024 2027 35,856 2021 20,372 Officer Restricted Shares 2024 2027 11,952 2021 4,527 Stock Options 2020 to 2021 136,623 90,767 Chief Commercial Performance Shares 2024 2027 45,450 2021 29,705 Officer Restricted Shares 2024 2027 15,150 2021 6,601 Chief Stock Options 2020 to 2021 0 Product and Performance Shares 2024 2027 33,594 2021 Innovation Officer Restricted Shares 2024 2027 11,198 2021 Other Stock Options 2020 to 2021 56,691 5,220 3 Executive Performance Shares 2024 2027 37,243 2021 12,168 Team Members Restricted Shares 2024 2027 12,414 2021 2,704 1. CEO received a one-time additional equity grant of 120% of YBS as a buy-out of his previous employer’s 2023 LTE and Share Matching Plan 2a. Stock Options: for grants prior to 2021, vesting period over four years with a yearly vesting of 25% on 1 January of each year following the grant. Cliff vesting of three years from 2021 grant year onward 2b. Performance and Restricted Shares: vesting on 1 June of the third year following the year of the grant 3. Shares and FDR’s predate an appointment as “person discharging managerial responsibilities” in accordance with the Market Abuse Regulation When exercising their vested stock Benefits package options and shares, SLT members must Benefits provided to SLT members adhere to the SES Dealing Code, which align with local and market practices includes obtaining prior authorization and include pension plans, healthcare from the Deputy Corporate Secretary coverage, death and disability and/or Chief Financial Officer and insurance, sick-leave complimentary submitting selling orders outside of a coverage, car allowances, and closed period. additional compensation. Please refer to management disclosures on the SES website. SES | Annual Report 2025 | 184

Annual General Meeting

18	Appointment of the auditor for the year 2026 and determination of its remuneration

Draft resolution

The Board of Directors proposes to re-appoint PricewaterhouseCoopers Assurance (‘PwC’) as external auditor for the year 2026 and to approve a budget of EUR 7.0 million for the external auditor’s fees, subject to the finalization of audit scoping due to the Intelsat acquisition or significant changes in business processes, as recommended by the Audit and Risk Committee at its meeting on 26 February 2026.

SES, société anonyme, Château de Betzdorf, L-6815 Betzdorf	Annual General Meeting	2 April 2026

Annual General Meeting

19	Resolution on Company acquiring its own FDRs and/or own A-, or B-shares

Draft resolution

The Meeting authorizes the Board of Directors, with full power of delegation to the Executive Committee, to purchase A-shares, FDRs and B-shares up to a maximum of 10% of the total issued share capital, or to have them purchased by other companies of the Group in accordance with the provisions of the law of 10 August 1915, as amended, on commercial companies (the “Companies’ Act”). The purchase price of the A-shares/FDRs shall not be lower than the accounting par value or higher than 110% of the A-shares/FDRs average closing price according to the listing on the Euronext Paris stock exchange during the five trading days preceding the purchase date. The purchase price of B-shares shall be equivalent to 40% of the weighted average market price of the A-shares/FDRs purchased.

Any shares repurchased by the Company may be used for any legitimate purpose as the Board deems advisable.

The authorization is valid for the longer of (a) a period of eighteen months from the date of this resolution or (b) the duration of such further period beyond those eighteen months for which it is renewed or extended by the Meeting.

The Company will need to conform to the principle of equal treatment of shareholders within each class of shares.

All powers are granted to each member of Board of Directors, with full power of delegation to the Executive Committee, to execute the present authorization.

SES, société anonyme, Château de Betzdorf, L-6815 Betzdorf	Annual General Meeting	2 April 2026

Annual General Meeting

20	Miscellaneous

SES, société anonyme, Château de Betzdorf, L-6815 Betzdorf	Annual General Meeting	2 April 2026